中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

082-34675

06016857

2006 INTERIM REPORT

SUPPL

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

RECEIVED
2006 SEP 15 A 8:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Stock code: 2388

CONTENTS

	PAGE
Financial Highlights	3
Chairman's Statement	4
Chief Executive's Report	6
Management's Discussion and Analysis	10
Consolidated Income Statement	35
Consolidated Balance Sheet	36
Consolidated Statement of Changes in Equity	37
Consolidated Cash Flow Statement	39
Notes to the Financial Statements	
1. Basis of preparation and accounting policies	40
2. Critical accounting estimates and judgements in applying accounting polices	45
3. Financial risk management	46
4. Net interest income	52
5. Net fees and commission income	53
6. Net trading income	54
7. Net (loss)/gain on investments in securities	54
8. Net insurance premium income	54
9. Other operating income	55
10. Net insurance benefits and claims	55
11. Reversal of loan impairment allowances on advances	56
12. Operating expenses	56
13. Net loss from disposal/revaluation of properties, plant and equipment	57
14. Net gain from disposal of/fair value adjustments on investment properties	57
15. Taxation	57
16. Dividends	58
17. Earnings per share for profit attributable to the equity holders of the Company	58
18. Retirement benefit costs	59
19. Share option schemes	59
20. Cash and balances with banks and other financial institutions	61
21. Placements with banks and other financial institutions	61
22. Trading securities and other financial instruments at fair value through profit or loss	62
23. Derivative financial instruments	63
24. Advances and other accounts	66
25. Available-for-sale securities	67
26. Held-to-maturity securities	68
27. Loans and receivables	68
28. Trading liabilities and other financial instruments at fair value through profit or loss	69
29. Deposits from customers	69
30. Assets pledged as security	70
31. Insurance contract liabilities	70
32. Deferred taxation	71
33. Other accounts and provisions	72
34. Share capital	73
35. Reserves	73
36. Notes to consolidated cash flow statement	74
37. Contingent liabilities and commitments	75

CONTENTS

	PAGE
38. Capital commitments	76
39. Operating lease commitments	76
40. Segmental reporting	77
41. Significant related party transactions	80
42. Ultimate holding company	94
43. Comparative amounts	95
44. Statutory accounts	95
Supplementary Financial Information	
1. Capital adequacy ratio	96
2. Components of capital base after deductions	96
3. Liquidity ratio	97
4. Currency concentrations	97
5. Segmental information	98
6. Cross-border claims	100
7. Overdue and rescheduled assets	102
8. Repossessed assets held	103
Additional Information	
1. Corporate information	104
2. Dividend and closure of register of members	105
3. Substantial interests in share capital	105
4. Directors' rights to acquire shares	106
5. Directors' and Chief Executive's interests in shares, underlying shares and debentures	106
6. *Purchase, sale or redemption of the Company's shares*	106
7. Audit Committee	107
8. Compliance with the Code on Corporate Governance Practices of the Listing Rules	107
9. Compliance with the Codes for Securities Transactions by Directors	107
10. Compliance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions"	107
11. Compliance with HKAS 34	107
12. Interim Report	108
13. Reconciliation between HKFRSs vs IFRS/PRC GAAP	108
Independent Review Report	113
Definitions	114

	Half-year ended 30 June 2006 HK$'m	Restated Half-year ended 30 June 2005 HK$'m	Restated Year ended 31 December 2005 HK$'m
Net operating income before loan impairment allowances	**10,517**	8,311	18,174
Operating profit	**8,188**	7,053	15,048
Profit before taxation	**8,673**	7,970	16,502
Profit for the period/year	**7,229**	6,642	13,856
Profit attributable to the equity holders of the Company	**7,093**	6,546	13,596
	HK$	HK$	HK$
Earnings per share	**0.6709**	0.6191	1.2859
Dividend per share	**0.4010**	0.3280	0.8080
	HK$'m	HK$'m	HK$'m
Capital and reserves attributable to the equity holders of the Company	**81,034**	73,789	79,935
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**860,335**	820,393	831,002
Financial ratios	**%**	%	%
Return on average total assets[1]	**1.59**	1.62	1.67
Return on average capital and reserves attributable to the equity holders of the Company[2]	**17.63**	18.35	18.27
Cost to income ratio	**28.25**	32.40	31.75
Gross impaired advances to customers as a percentage of gross advances to customers	**1.09**	1.89	1.28
Loan to deposit ratio[3]	**51.18**	53.49	52.27
Average liquidity ratio[4]	**50.30**	39.15	42.02
Capital adequacy ratio[5]	**14.61**	15.74	15.37

1. Return on average total assets = $\frac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

$$= \frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$$

3. Loan to deposit ratio is calculated as at 30 June 2006, 30 June 2005 and 31 December 2005. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "trading liabilities and other financial instruments at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period.

5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

6. *In June 2006, the Group acquired 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the period ended 30 June 2005 and 31 December 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been in existence as at those dates.*

I am pleased to report that the Group's business continued to prosper in the first half of 2006. During this period, the Group's net operating income before loan impairment increased strongly by 26.5% to HK$10,517 million, the highest since the Group's IPO in 2002. This encouraging growth was led mainly by the substantial rise in net interest income and net fee income by 26.2% and 21.2% respectively year-on-year as well as a net loan impairment release of HK$642 million and an investment property revaluation gain of HK$477 million. Pre-provision operating profit was up by an even stronger 34.3% to HK$7,546 million. Profit attributable to shareholders increased by 8.4% year-on-year to HK$7,093 million whereas earnings per share were up 8.4% to HK$0.6709 (2005 interim earnings per share (restated): HK$0.6191). The Group's asset quality continued to improve side by side with the financial results. Our impaired loan ratio dropped to 1.09% versus 1.28% as at the end of 2005.

As a result of our good business results and healthy financial position, the Board has declared an interim dividend for the first half of 2006 of HK$0.401 per share (2005 interim dividend: HK$0.328 per share), an increase of 22.3% as compared to the same period last year. Payout ratio for the first half of the year increased to 59.8% (2005 interim payout ratio (restated): 53.0%).

In line with our expectation, the Hong Kong economy continued to perform well. External trade experienced robust growth, fuelled primarily by strong demand from the Mainland and, to a lesser extent, Europe. Private consumption spending increased as the local labour market kept improving and wages were on the rise. Business sentiments were buoyant, leading to increased investment in machinery and equipment. The local stock market was particularly upbeat in the first two quarters with a considerable number of large-scale IPOs, including that of BOC. However, local interest rates continued to rise, trailing the US trend, which led to the lackluster performance of the property market.

Under this largely benign business climate and with the intrinsic strengths and growth momentum built up within the Group in the past three to four years, we have been able to forge ahead with our 2006-2011 Strategic Plan approved by the Board last year. Our vision is to evolve into a full-fledged top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. We have made some significant headway in the first half of 2006 in that direction.

The first major step we have taken was the acquisition of a 51% controlling stake in BOC Life, which was indirectly and wholly owned by our parent, BOC. The acquisition was made at a consideration of HK$900 million and was financed by our internal cash reserves. BOC Life's main business is in offering life insurance policies in Hong Kong and to a lesser extent, in writing life insurance policies linked to investment products and retirement scheme management. The acquisition is in line with our strategy and represents a concrete step in our pursuit of new capabilities and business that can in the course of time allow us to move further up the value chain, diversify our income base and further improve our overall profit margin.

A crucial part of our strategy has been to deepen our corporate culture and reinforce our human resources management. We made steady progress in that connection in the period under review. Major initiatives were taken to enhance the team spirit throughout the Group and promote BOCHK's corporate image. On the other hand, we continued to improve our staff's remuneration package, having regard to the job market conditions and our policy of giving due recognition to the staff's contribution to the Group's business performance.

In terms of business development, our priority in the interim period was to pursue qualitative growth, focusing more on the higher-yielding business segments than on

across-the-board volume growth as in the recent past. Our key objective in this regard has been to achieve higher segmental profit and, hence, higher overall profit. I am satisfied that we have been on track in that regard and making good progress in delivering higher operating profit as well as net profit.

On the back of its strong market position, our retail banking continued to achieve encouraging growth in business volume and operating profit due mainly to the rise in net interest income and net fees and commissions income, notwithstanding the negative impact of keen competition on the growth of personal loans and residential mortgage lending. Our corporate banking business also experienced comparable growth in net operating income before loan impairment due to a strong increase in net interest income. On the treasury front, we recorded strong growth through investment portfolio diversification as well as increasing investment level under an asset allocation plan. The Group's net interest margin increased to 1.84% whereas the gross yield on average loans and securities also improved as a result of our conscious effort to drive yield growth. At the same time, in line with our strategic priority, the Group's net fees and commission income, particularly from stockbroking and asset management, grew at a much faster pace than our traditional lending business.

In accordance with our Strategic Plan, we have been striving to grow our business and build a stronger presence in the Mainland of China. The Group's operating income in this market reported healthy double-digit growth and recorded a marginal increase in total loans to customers. We continued to collaborate with BOC on various business fronts, including cross-border and wealth management businesses. In the first half of this year, two more of our branches in the Mainland were approved to conduct RMB business, which is conducive to our position in the Mainland.

Meanwhile, the Group has continued to practice good corporate governance and comply with the Code on Corporate Governance Practices under the Listing Rules. We have also further enhanced our Board structure recently. Of the 13 Board Members, an overwhelming majority of 12 are Non-executive Directors or Independent Non-executive Directors (INEDs) after the joining of two Independents late last year and earlier this year respectively. Of the 12 Non-executives, six are INEDs. The Audit Committee, Risk Committee and Strategy & Budget Committee, are all chaired by INEDs.

Overall speaking, I am pleased that we have been on course in implementing the Group's 2006-2011 Strategic Plan. Looking ahead, we expect the Hong Kong economy to remain in a state of steady growth. Consumer spending is likely to grow in view of a better job market and rising household income. Capital investments should continue to be active. A higher degree of uncertainty, however, is expected of the external environment due to the volatility in oil prices, less favourable trade prospects and the Mainland's macroeconomic adjustment measures. Regardless of all these uncertainties, we will move forward with implementing our Strategic Plan in the remainder of the year, with special emphasis on achieving higher profitability and higher profit margin. BOC Life will allow us to tap the potential of our extensive customer base even further.

To conclude, I would like to extend my appreciation to the Board of Directors for their guidance and to all our staff for their good work.



XIAO Gang
Chairman

Hong Kong, 29 August 2006

The first half of 2006 was marked by the commencement of the Group's Strategic Plan 2006-2011. Given our clearly defined goals and the strengths we have built up in recent years, I am pleased that we have been able to move ahead with a stronger focus to create higher value for stakeholders.

The Group's business performance in the interim period was encouraging. Substantial growth was achieved in total operating income, operating profit and profit attributable to shareholders respectively. In the following sections, I will explain in detail how these results were a fair reflection of the solid progress we have made in implementing the strategies announced in March this year that enabled us to live up to our promises and standards.

Aside from the acquisition of BOC Life which enhances our capability to capitalise on the Group's powerful customer base to grow life insurance income, we have moved forward with the strategy to drive organic growth by focusing on higher-yielding segments, including wealth management, cash management, treasury products and SME loans, through cross-selling, customisation and product innovation. At the same time, we have maintained our leading positions in areas where we have an edge, including corporate lending and Renminbi (RMB) banking services. Our position in the Mainland market and our capability in offering cross-border services have also been further reinforced.

Performance Highlights

The Group's solid financial performance was underpinned by a positive market environment with increased investment and domestic consumption on the one hand and, more importantly, by the initiatives we have taken to put into practice our Strategic Plan 2006-2011 on the other.

The Group's total operating income, which reflects our capability in driving business growth, continued to grow strongly in the first six months of 2006. Compared to the same period last year, net operating income before loan impairment allowances was up nearly 27% to HK$10,517 million, the highest interim figure since the Group's IPO in 2002. Operating profit was up by a healthy 16.1% to HK$8,188 million although loan impairment allowance write-back, at HK$642 million, was 55.3% lower than the same period of 2005. On the other hand, in line with the property market trend under which property prices rose only moderately, the Group's net gain of investment properties revaluation dropped by 48% to HK$477 million. Notwithstanding these two factors, which had contributed significantly to our net profit in the first half of 2005, we still managed to grow our profit attributable to shareholders by 8.4% to HK$7,093 million - another interim record for the Group so far. Earnings per share increased by 8.4% to HK$0.6709.

Return on average total assets remained at 1.59% whereas return on average shareholders' funds was down marginally by 0.72 percentage point to 17.63% year-on-year.

The Group's net interest income increased substantially by over 26% to HK$7,573 million. Average interest-earning assets were up 10.4% to HK$827,948 million due mainly to the increase in average deposits and IPO-related funds. At the same time, we have been able to widen our overall net interest margin to 1.84%, up 23 basis points from a year ago.

It should be highlighted that our gross yield on average loans increased by 247 basis points year-on-year as a result of our conscious effort in maintaining loan spreads amid keen competition in a rising interest rate environment. Gross yields on debt securities also increased by 152 basis points as the Group continued to diversify its investment portfolio to enhance return.

After the robust growth in fiscal 2005, total loans and advances to customers stayed flat at HK$333,208 million. Residential mortgage loans decreased as a result of intense competition in a relatively quiet property market and our policy to maintain reasonable yield. Corporate loans and loans for use outside Hong Kong increased moderately.

Net fees and commission income rose by 21.2% to HK$1,761 million due to the strong growth in stockbroking and asset management by 95.2% and

60.6% respectively. Net trading income declined by 13.3%. While net trading income from foreign exchange and related products increased by 27.2%, that from interest rate instruments posted a net loss due to the adverse effect of rising interest rates on the fair value of certain financial assets.

Net insurance premium income nearly doubled vis-à-vis the same period last year, driven primarily by the solid growth in both the number of policies concluded and premium per new policy.

The Group's operating expenses were up 10.3% mainly as a reflection of the increase in staff salary. The cost-to-income ratio improved considerably to 28.25%, compared to 32.40% a year ago, thanks to the substantial growth in operating income.

Given the market conditions and our effective risk management, the Group's asset quality improved further. Impaired loan ratio continued to drop in the first half of 2006, down to 1.09% from 1.28% six months ago.

The Group maintained strong capital and liquidity positions. Consolidated capital adequacy ratio was 14.61% as at the end of June, down 0.76 percentage point from end-2005 due to an increase of 6.7% in total risk-weighted assets as a result of higher securities investment. Average liquidity ratio rose to 50.3% from 42.02% of six months ago.

Business Review

In the course of implementing our current Strategic Plan, we have striven to enhance our competencies to provide superior service to customers while generating higher yield and profitability. Our business and financial performance in the interim period was a good indication of our success in that approach.

Retail Banking

Retail banking continued to generate good business results for the Group in spite of fierce competition in the market. We have been able to tap the potentials of our strong and loyal customer base as well as extensive branch network in Hong Kong to grow our retail segment on a continuous basis.

Net operating income before loan impairment allowances rose by 13.0% to HK$5,482 million, of which net interest income was up 4.4% to HK$3,812 million and other operating income was up a much stronger 38.9% to HK$1,670 million. Profit before taxation increased by 14.1% year-on-year to HK$3,189 million.

Net interest income continued to grow as the interest rate hike brought higher returns of prime-based loans on the one hand and the Group succeeded in managing the cost of funding on the other. Our efforts in improving asset and liability management have proved to be effective. The illustrious growth in other operating income was attributable to the hefty increase in net fees and commissions of 42.2% as a result of an active stock market coupled with the spate of IPOs in the first half of the year. Our stock brokerage business volume soared by 121.6% year-on-year.

The number of wealth management customers and the amount of assets under management increased by 24.7% and 20.1% respectively from end-2005. In collaboration with BOC, our parent bank, we launched in December 2005 the cross-border service for wealth management customers of both banks, enabling them to enjoy priority and privileged banking services at the designated branches of BOCHK and BOC wherever they are in Hong Kong, the Mainland of China or other major cities in the Asia Pacific region. The introduction of this service truly reflects the unique edges enjoyed by both banks.

For the reasons already mentioned above, the Group's residential mortgage business consolidated in the first half of 2006. The credit quality of residential mortgage, however, improved further amid the upturn of the local economy.

The Group's credit card business continued to grow. Cardholder spending and merchant acquiring volume rose by 7.2% and 15.0% respectively. In the interim period, we launched GBP Greatwall International Card. The Group also became the first EMV certificate acquirer in Hong Kong.

The Group maintained its market leadership in RMB banking business with a broader range of related services. As the leader in RMB card issuance, we grew the volume of RMB card business substantially by 60.3%. In March 2006, the Group became the first local bank to roll out personal RMB chequeing service.

Corporate Banking

Corporate banking registered steady business growth in the first half. Net operating income before loan impairment allowances rose by over 10% to HK$2,516 million, of which net interest income and other operating income were up 11.5% and 5.9% respectively.

Profit before taxation dropped by 19.3% to HK$2,445 million mainly because of a 55.3% reduction in net release of loan impairment as significant improvement had been made in our corporate loan quality over the years. The Group remained a major market player in arranging syndicated loans in the Hong Kong-Macau-Mainland market.

In line with our goal, the emphasis of the Group's corporate banking business has been on adjusting business structure and customer mix to concentrate on high-value and high-margin segments. We have formulated a 5-year SME business plan which focuses on further improving SME business model, optimising credit approval procedures for SME loans, simplifying existing workflow, and increasing efficiency of customer service. That, coupled with the introduction of relevant new products, contributed to a 3% increase in SME loans in the interim period. The Group's cash management system has also been extended to cover more BOC's overseas branches.

Mainland Business

Our Mainland branches continued to deliver higher profit in the first half of 2006. While total advances increased only marginally as a result of early loan repayment by some large corporate clients in the Mainland, operating profit before loan impairment allowances rose by 5.6% to HK$150 million due mainly to larger average loan size.

In the interim period, two more branches were approved to conduct RMB business. In other words, 11 of the Group's branches and sub-branches can now offer RMB-related banking services in the Mainland. Besides, all of our 14 branches and sub-branches are licensed to provide insurance agency services. We have also extended our wealth management products to the Mainland market. Meanwhile, we have applied for permission to conduct overseas treasury management business to prepare for the implementation of QDII.

Treasury

Treasury's profit before taxation rose by 169.5% year-on-year, reaching HK$2,606 million. Net interest income and other operating income soared by 265.5% and 46.4% to HK$2,076 million and HK$719 million respectively. The substantial growth in net interest income was driven mainly by higher contribution of net free fund and better return on debt securities portfolio.

To capture the demand arising from the increasing popularity of investment products with steady income, the Group successfully launched an array of new treasury products. These included structured deposits linked with interest rates, foreign exchange rates and bullion prices which were well-received by customers. The treasury marketing unit which was established towards the end of 2005 has been active in providing customised services to local and Mainland customers through cross-selling between the retail and corporate banking units. In the interim period, the number of treasury customers increased by 12.3%.

As interest rates rose further, the Group continued to diversify its investments to maximise the return on residual funds while mitigating the concentration risk.

Insurance

Upon acquiring BOC Life in June 2006, we have adopted merger accounting in presenting the Group's 2006 mid-year results. On a comparative basis, the insurance segment recorded a growth of over 68.1% year-on-year in profit before taxation to HK$79 million. Net interest income rose 47.5% to HK$208 million while other operating income registered a growth of 75% to

HK$2,958 million due to higher insurance premium after the successful launch of a number of insurance products in the first half of the year.

Prospects and Strategies

While we are optimistic that the economic climate should remain positive in the latter half of 2006, there are challenges that should not be overlooked. In the local market, competition is likely to intensify as banks scramble for quality customers and business with new products and service arrangements. Externally, the US interest rate hike has already shown signs of peaking but uncertainties such as volatile oil prices and geopolitical conflicts may adversely affect trade prospects and investment sentiments.

On our part, we will forge ahead with the implementation of the Group's Strategic Plan 2006-2011.

First, we will carry out and further enhance our RPC (Relationship-Product-Channel) Model, which will help strengthen our leading position in Hong Kong. With the establishment of a broader-based and upgraded customer relationship management platform, we now have teams of dedicated and professional relationship managers to drive organic business growth. As our product management system improves further, we are in a better position to develop and expand the range of products and services that are tailored the needs of different customer segments. At the same time, we will continue to optimise our channels and workflow to facilitate sales and marketing. Where necessary, we are ready to invest in more manpower and IT infrastructure to support the RPC Model.

Secondly, we are going to strengthen our development in the Mainland and other parts of the region. We will actively seek out new opportunities for expansion in southern and eastern China. We will also continue to collaborate closely with BOC to grow our Mainland and cross-border businesses.

Thirdly, we will remain alert to new acquisition opportunities to equip ourselves with additional capabilities. The recent acquisition of BOC Life is the first significant step to enhance our product manufacturing capabilities and new business lines, which will enable us to move further up the value chain, diversify our income base, raise our overall profit margin and become a full-fledged financial services group.

Fourthly, in anticipation of the further opening of RMB banking business and to prepare ourselves for new business opportunities such as QDII and CIBM, we are ready to invest in the necessary infrastructure and formulate relevant measures to ensure our advantageous position in the market.

Last but not the least, we will continue to promote our corporate culture and values across the Group as an integral part of our Strategic Plan. To be customer's premier bank, we will entrench our customer-centric culture internally so that as a team we can work together to deliver superior services to customers and higher value to shareholders. We will continue to invest in human resources and improve our staff remuneration system for we believe that a committed workforce is crucial for sustaining long-term growth. We also believe that a rewarding career is essential for encouraging performance, innovation and high ethical standards among the staff.

To conclude, I wish to stress that the first half of 2006 has been an excellent start insofar as the implementation of Strategic Plan 2006-2011 is concerned. With the guidance of the Board and the dedication of our staff, I am sure we can confidently live up to our goals of maximising shareholder value and evolving into a full-fledged financial services group.

HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 29 August 2006

This section provides an analysis of the performance, financial position and risk management of the Group. The following analysis should be read in conjunction with the financial statements included in the Interim Report. The Group has applied the merger accounting method in accounting for the combination with BOC Life on 1 June, 2006. As a result, the 2005 comparative figures were restated as appropriate.

Consolidated Financial Review

The Group continued to deliver strong results in the first half of 2006. Net operating income before loan impairment allowances reached the highest level since its IPO in 2002. Improvement in total operating income was underpinned by strong growth in net interest income and net fees and commission income. Notwithstanding a reduction in both loan impairment allowances write-back and investment property revaluation gain, attributable profit reached HK$7,093 million, up HK$547 million or 8.4%. Earnings per share were HK$0.6709, up HK$0.0518. Return on average total assets and return on average shareholders' funds were 1.59% and 17.63% respectively.

Financial Highlights

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Restated Half-year ended 31 December 2005	Restated Half-year ended 30 June 2005
Total operating income	**13,577**	11,465	10,071
Net insurance benefits and claims	**(3,060)**	(1,602)	(1,760)
Net operating income before loan impairment allowances	**10,517**	9,863	8,311
Reversal of loan impairment allowances on advances	**642**	1,210	1,435
Net operating income	**11,159**	11,073	9,746
Operating expenses	**(2,971)**	(3,078)	(2,693)
Operating profit	**8,188**	7,995	7,053
Profit before taxation	**8,673**	8,532	7,970
Profit attributable to equity holders of the Company	**7,093**	7,050	6,546
Earnings per share (HK$)	**0.6709**	0.6668	0.6191
Return on average total assets	**1.59%**	1.72%	1.62%
Return on average shareholders' funds*	**17.63%**	18.34%	18.35%
Net interest margin	**1.84%**	1.86%	1.61%
Non-interest income ratio	**27.99%**	27.09%	27.79%
Cost to income ratio	**28.25%**	31.21%	32.40%

* *Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.*

Analyses of the financial performance, business operations and risk management of the Group for the first half of 2006 are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Interest income	**19,403**	15,980	10,197
Interest expense	**(11,830)**	(8,789)	(4,196)
Net interest income	**7,573**	7,191	6,001
Average interest-earning assets	**827,948**	767,189	749,754
Net interest spread	**1.43%**	1.53%	1.44%
Net interest margin	**1.84%**	1.86%	1.61%

Net interest income increased by HK$1,572 million, or 26.2%, year-on-year to HK$7,573 million. Average interest-earning assets grew by HK$78,194 million, or 10.4%, to HK$827,948 million, mainly due to the increase in average deposits and funds from IPO subscriptions. Net interest margin increased by 23 basis points to 1.84% while net interest spread dropped by 1 basis point to 1.43%. Contribution from net free fund rose by 24 basis points as a result of rising interest rates.

The interest rate environment in the first half of 2006 was very different from that in the same period in 2005. After the refinement of the operation of the linked exchange rate mechanism by HKSAR government in May 2005, one-month HIBOR increased noticeably from 1.96% at end-April 2005 to 4.10% at end-Dec 2005, culminating in 4.68% in May 2006. Average one-month HIBOR increased by 217 basis points to 4.19% for the first half of 2006 as compared to 2.02% a year ago while average one-month USD LIBOR increased by 197 basis points to 4.85% during the same period. At the same time, the Group's average prime rose to 8.08% for the first half of 2006, compared to 5.25% in the same period last year, widening the average prime-to-one-month HIBOR spread by 66 basis points to 3.89% in the first half of 2006.

The Group's gross yield on average loans increased by 247 basis points year-on-year. This was attributable to higher market interest rates and the Group's conscious efforts in maintaining loan spreads despite pricing pressure arising from keen market competition. Although weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme (GHOS) mortgages, declined by 12 basis points to 2.52% from 2.40% below best lending rates a year ago, loan spread widened with the prime-to-HIBOR spread. Gross yield on debt securities increased by 152 basis points as the Group continued to diversify its investment portfolio to enhance yield. However, improvements in net contribution from the debt securities portfolio were held back by the flattening yield curve. While deposit spread was widened as a result of the Group's effort in managing funding costs, higher deposit rates, coupled with a shift of savings to fixed deposits, led to higher overall funding cost. For instance, average interest rates on savings and fixed deposits increased by 219 basis points and 182 basis points respectively. At the same time, average fixed deposits as a percentage of total deposits increased by 8 percentage points when compared to the first half of 2005.

Compared to the second half of 2005, net interest income increased by HK$382 million, or 5.3%. Average interest-earning assets grew by HK$60,759 million, or 7.9%. Net interest margin decreased slightly by 2 basis points while net interest spread dropped by 10 basis points. Contribution from net free fund increased by 8 basis points.

Following the relatively steep rise in the second half of 2005, market interest rates continued to move upward but at a slower pace in the first half of 2006 due to abundant market liquidity. Average one-month HIBOR increased by only 38 basis points vis-à-vis the second half of 2005. Consequently, improvement in the contribution of net free fund slowed down. As a result of the Group's effort to maintain loan yield and widening prime-to-HIBOR spread, loan spread improved. Gross yields on average loans and debt securities rose by 74 and 64 basis points respectively. Weighted average yield on residential mortgage portfolio, excluding GHOS mortgages, declined slightly by 3 basis points to 2.52% below best lending rates. Although the rise in market rates was moderate in the first half of 2006, fixed deposit spread was further widened.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Half-year ended 30 June 2006		Half-year ended 31 December 2005		Half-year ended 30 June 2005	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %	Average balance HK$'m	Average yield %
Loans to banks	**179,749**	**4.05%**	158,228	3.25%	171,158	1.70%
Interest-earning securities	**291,961**	**4.44%**	257,702	3.80%	238,807	2.92%
Loans and advances to customers	**330,963**	**5.58%**	330,324	4.84%	320,298	3.11%
Other interest-earning assets	**25,275**	**1.74%**	20,935	3.60%	19,491	3.61%
Total interest-earning assets	**827,948**	**4.73%**	767,189	4.13%	749,754	2.74%
Non Interest-earning assets	**80,012**		69,610		70,703	
Total assets	**907,960**	**4.31%**	836,799	3.79%	820,457	2.51%

	Half-year ended 30 June 2006		Half-year ended 31 December 2005		Half-year ended 30 June 2005	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**39,505**	**3.37%**	32,312	2.63%	33,745	1.90%
Current, savings and fixed deposits	**647,876**	**3.33%**	606,700	2.61%	587,701	1.22%
Certificate of deposits issued	**3,953**	**3.06%**	3,794	3.03%	3,806	2.86%
Other interest-bearing liabilities	**31,175**	**2.62%**	28,084	2.23%	26,650	1.99%
Total interest-bearing liabilities	**722,509**	**3.30%**	670,890	2.60%	651,902	1.30%
Non interest-bearing deposits	**33,781**		33,542		34,286	
Shareholders' funds* and non interest-bearing liabilities	**151,670**		132,367		134,269	
Total liabilities	**907,960**	**2.63%**	836,799	2.08%	820,457	1.03%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Bills commissions	**259**	274	258
Loan commissions	**116**	139	124
Investment and insurance fee income	**858**	558	581
Securities brokerage (Stockbroking)	**644**	384	330
Asset management	**167**	99	104
Life insurance	**18**	29	73
Bonds	**29**	46	74
General insurance	**54**	45	58
Trust services	**54**	58	49
Payment services	**200**	202	179
Credit cards	**375**	365	372
Others	**436**	403	342
Fees and commission income	**2,352**	2,044	1,963
Fees and commission expenses	**(591)**	(551)	(510)
Net fees and commission income	**1,761**	1,493	1,453

Net fees and commission income increased by HK$308 million or 21.2% year-on-year to HK$1,761 million, primarily due to the increases in commissions from stockbroking of HK$314 million or 95.2% and asset management of HK$63 million or 60.6%. The buoyant equity market and IPO activities helped boost the volume of customer transaction and the sales of open-end funds by 121.6% and 133.6% respectively. On the other hand, as customers demanded investments with higher potential returns under the prevailing interest rate environment, sales of bonds and structured notes dropped and related commission income decreased by HK$45 million or 60.8%. As a result of the combination with BOC Life, fee income from life insurance for the three half-yearly periods only included fee income from the Group's other insurance business partners after group consolidation elimination. It fell by HK$55 million, or 75.3%, mainly due to lower sales of insurance products. At the same time, the business volume of BOC Life, as reflected in the 'net insurance premium income', grew significantly after the successful launching of several new products. Loan commissions fell by HK$8 million or 6.5% due to lower business volume while bills commission remained flat. Other fees and commission income increased by HK$94 million or 27.5%, mainly due to fee income from IPO activities amounting to HK$35 million and the robust growth of fee income from RMB-related services by 111.8% and exchanges by 75.9%. In line with the increment of fees and commission income, fees and commission expenses rose by HK$81 million or 15.9% because of higher stockbroking expenses.

Compared to the second half of 2005, net fees and commission income increased by HK$268 million or 18.0% with the growth of income from stockbroking and asset management.

Investment and Insurance Business

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Investment and insurance fee income			
Securities brokerage (Stockbroking)	**644**	384	330
Asset management	**167**	98	85
Life insurance	**18**	29	73
Bonds	**29**	46	74
	858	557	562
Insurance income of BOC Life			
Net insurance income*	**416**	254	14
Fee income	**–**	3	20
Interest income	**208**	177	141
Net trading income	**(415)**	(260)	(45)
	209	174	130
Total investment and insurance income	**1,067**	731	692

* Net insurance income represents net insurance premium income deducted by net insurance benefits and claims.

Total investment and insurance income surged by HK$375 million, or 54.2%, year-on-year to HK$1,067 million, primarily due to an increase in investment and insurance fee income of HK$296 million, or 52.7%, and the rise of insurance income of BOC Life by HK$79 million, or 60.8%. The increase in BOC Life's insurance income was driven by higher net insurance income and interest income from deposits and debt securities portfolio. Net insurance income increased significantly with the growth of underwriting business which was supported by several new products. The growth was partially offset by lower fair value of interest rate instruments and structured notes as most of the securities were booked under financial assets at fair value through profit or loss.

Compared to the second half of 2005, total investment and insurance income increased by HK$336 million, or 46.0%, mainly due to an increase in investment and insurance fee income of HK$301 million, or 54.0%.

Net Trading Income

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Foreign exchange and foreign exchange products	**758**	869	596
Interest rate instruments	**(114)**	(256)	84
Equity instruments	**(96)**	18	2
Commodities	**58**	35	17
Net trading income	**606**	666	699

Net trading income decreased by HK$93 million, or 13.3%, to HK$606 million. Net trading income from foreign exchange and foreign exchange products grew to HK$758 million, representing an increase of HK$162 million or 27.2%. This growth was mainly attributable to the rise in the fair value of foreign exchange swap contracts. Net trading income from interest rate instruments included changes in the fair value of trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated as fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. In the first half of 2006, net trading income from interest rate instruments posted a net loss of HK$114 million. The major reason was the decline in the fair value of certain financial assets at fair value through profit or loss due to increase in interest rates. Equity instruments suffered a net loss of HK$96 million mainly because of the change in the market value of structured notes held by BOC Life.

Compared to the second half of 2005, net trading income dropped by HK$60 million or 9.0%, mainly due to the decrease in gains from foreign exchange swap contracts and adverse change in the fair value of structured notes.

Net Insurance Premium Income

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Life and Annuity	**3,470**	1,811	1,405
Linked Long Term	**10**	50	369
Retirement Scheme	**(2)**	–	1
	3,478	1,861	1,775
Reinsurers' share of gross earned premiums	**(2)**	(5)	(1)
Net insurance premium income	**3,476**	1,856	1,774

Compared to the first half of 2005, net insurance premium income registered a solid growth of HK$1,702 million or 95.9% to HK$3,476 million, driven by 70.3% growth in the number of insurance policies concluded and 21.0% growth in the premium per new policy. The strong growth of premium income was the result of the successful launch of new products during the first half of 2006.

Compared to the second half of 2005, net insurance premium income increased by HK$1,620 million or 87.3% to HK$3,476 million.

Net Insurance Benefits and Claims

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Life and Annuity	**3,051**	1,575	1,390
Linked Long Term	**10**	29	368
Retirement Scheme	**–**	(1)	2
	3,061	1,603	1,760
Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(1)**	(1)	–
Net insurance benefits and claims	**3,060**	1,602	1,760

Compared to the first half of 2005, net insurance benefits and claims increased by HK$1,300 million or 73.9% to HK$3,060 million, which was in line with the growth of life and annuity insurance underwriting business. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2005, net insurance benefits and claims increased by HK$1,458 million or 91.0% to HK$3,060 million.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Staff costs	**1,823**	1,826	1,667
Premises and equipment expenses (excluding depreciation)	**374**	420	320
Depreciation	**323**	282	287
Other operating expenses	**451**	550	419
Operating expenses	**2,971**	3,078	2,693
Cost to income ratio	**28.25%**	31.21%	32.40%

Operating expenses rose by HK$278 million, or 10.3%, year-on-year to HK$2,971 million due mainly to an increase in staff cost of HK$156 million or 9.4% following the pay rise in April 2006 and the recruitment of qualified staff. Compared to the end of June 2005, headcount measured in full time equivalents decreased by 66 to 12,715 at the end of June 2006.

Depreciation on owned fixed assets increased by HK$36 million, or 12.5%, to HK$323 million as compared to the first half of 2005, largely due to the rise in the value of premises.

Reversal of Loan Impairment Allowances on Advances

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Reversal of/(Charge for) loan impairment allowances			
Individual assessment			
– new allowances	**(366)**	(609)	(695)
– releases	**99**	834	208
– recoveries	**676**	552	1,087
Collective assessment			
– new allowances*	**(2)**	90	(101)
– releases	**219**	364	915
– recoveries*	**16**	(21)	21
Net Credit to Income Statement	**642**	1,210	1,435

* New allowances and recoveries for the half-year ended 31 December 2005 included adjustments resulted from a change in the classification of individual assessment and collective assessment of certain loans in the second half of 2005.

Loan impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using the discounted cash flow method (Individual Assessment – IA). For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics (Collective Assessment – CA). Compared to the first half of 2005, the Group recorded net release of loan impairment allowances of HK$642 million, down HK$793 million or 55.3%. Release of allowances fell by HK$805 million or 71.7% to HK$318 million. The reduction in the release reflected a slowdown in the improvement in the bad debt migration rate, after the Group's significant improvement in asset quality last year on the back of improved economic conditions and borrowers' debt servicing capability. This release was offset by new impairment allowances amounting to HK$368 million. Additional allowances were needed to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

In the first half of 2006, recoveries totaled HK$692 million, down HK$416 million or 37.6% when compared to the first half of 2005, which included recoveries of certain large accounts.

Compared to the second half of 2005, net release of loan impairment allowances decreased by HK$568 million or 46.9% as a result of lesser release of loan impairment allowances. The significant release in the second half of 2005 was mainly attributable to the recovery of advances to a customer.

Property Revaluation

HK$'m	**Half-year ended 30 June 2006**	Half-year ended 31 December 2005	Half-year ended 30 June 2005
Net (loss)/gain on revaluation of premises	**(4)**	63	–
Net gain on fair value adjustments on investment properties	**477**	468	918
Deferred tax	**(22)**	(184)	(155)
Net gain on fair value adjustments on investment properties, after tax	**455**	284	763

The aggregate impact of property revaluation on the income statement was HK$473 million, of which HK$477 million came from the revaluation of investment properties. Loss on revaluation of premises was HK$4 million. The related deferred tax charge on revaluation of investment properties amounted to HK$22 million. As a result, the net impact on the Group's attributable profit in the first half of 2006 was HK$455 million.

Financial Position

HK$'m, except percentage amounts	**At 30 June 2006**	Restated At 31 December 2005
Cash and balances with banks and other financial institutions	**29,029**	30,704
Placements with banks and other financial institutions	**107,355**	125,862
Hong Kong SAR Government certificates of indebtedness	**33,460**	32,630
Securities investments*	**310,979**	264,209
Advances and other accounts	**337,713**	338,403
Fixed assets and investment properties	**27,108**	26,117
Other assets**	**14,691**	13,077
Total assets	**860,335**	831,002
Hong Kong SAR currency notes in circulation	**33,460**	32,630
Deposits and balances of banks and other financial institutions	**46,802**	40,655
Deposits from customers	**640,891**	632,658
Certificates of deposit issued	**3,935**	3,965
Insurance contract liabilities	**10,777**	7,968
Other accounts and provisions	**41,519**	31,413
Total liabilities	**777,384**	749,289
Minority interests	**1,917**	1,778
Capital and reserves attributable to the equity holders of the Company	**81,034**	79,935
Total liabilities and equity	**860,335**	831,002
Loan to deposit ratio	**51.18%**	52.27%

* Securities investments comprise investment in securities, trading securities and other financial instruments at fair value through profit or loss.

** Investments in associates and derivative financial instruments are included in other assets.

Balance Sheet Mix as at 30 June 2006

HK$ million/(%)


48,151 (5.6%)
29,029 (3.3%)
27,108 (3.2%)
107,355 (12.5%)
337,713 (39.2%)
310,979 (35.2%)

Balance Sheet Mix as at 31 December 2005

HK$ million/(%)


45,707 (5.5%)
30,704 (3.6%)
26,117 (3.2%)
125,862 (15.2%)
338,403 (40.7%)
264,209 (31.8%)

- Cash and balances with banks and other financial institutions
- Placements with banks and other financial institutions
- Securities investments
- Advances and other accounts
- Fixed assets & IP
- Other assets

The Group's total assets were HK$860,335 million as at 30 June 2006, up HK$29,333 million or 3.5%, from the end of 2005.

- Cash and balances with banks and other financial institutions dropped by HK$1,675 million or 5.5%, while interbank placements fell by HK$18,507 million, or 14.7%.

- Securities investments rose by HK$46,770 million, or 17.7%, to HK$310,979 million.

- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by securities investment portfolio increased.

Advances to Customers

HK$'m, except percentage amounts	At 30 June 2006	%	At 31 December 2005	%
Loans for use in Hong Kong	**275,597**	**82.7%**	279,835	83.8%
Industrial, commercial and financial	**153,300**	**46.0%**	151,903	45.5%
Individuals	**122,297**	**36.7%**	127,932	38.3%
Trade finance	**15,809**	**4.7%**	16,080	4.8%
Loans for use outside Hong Kong	**41,802**	**12.6%**	38,108	11.4%
Total advances to customers	**333,208**	**100.0%**	334,023	100.0%

Total advances to customers declined marginally by HK$815 million or 0.2%. This was the result of intensified market competition particularly in the residential mortgage market. The decrease was counterbalanced by the growth in corporate loans in Hong Kong and loans for use outside Hong Kong.

Loans for use in Hong Kong decreased by 1.5%:

- Lending to industrial, commercial and financial sectors grew by HK$1,397 million, or 0.9%, driven by loans for property investment and manufacturing. In particular, our SME loan portfolio increased by HK$1,446 million or 3.1%.

- Residential mortgage loan (excluding those under the government-sponsored Home Ownership Scheme) declined by HK$4,729 million or 4.8% primarily due to price competition and market conditions.

- Card advances decreased by HK$128 million, or 2.7%.

Trade finance decreased by HK$271 million or 1.7%, primarily due to repayments by large corporate customers. Meanwhile, loans for use outside Hong Kong grew by HK$3,694 million or 9.7%.

Total advances to customers by currency mix (%)


3.4%
13.8%
82.8%
2006.06.30
3.4%
12.8%
83.8%
2005.12.31
HKD
USD
Others

In terms of currency mix, HK dollar and US dollar advances to customers accounted for 82.8% and 13.8% respectively. Other currency advances to customers accounted for 3.4% only. There was no significant change in currency mix in the first half of 2006.

Deposits from Customers

HK$'m, except percentage amounts	**At 30 June 2006**	**%**	At 31 December 2005	%
Demand deposits and current accounts	**28,435**	**4.4%**	28,948	4.5%
Savings deposits	**223,968**	**34.4%**	216,540	33.9%
Time, call and notice deposits	**388,488**	**59.6%**	387,170	60.6%
Total deposits from customers	**640,891**	**98.4%**	632,658	99.0%
Structured deposits	**10,103**	**1.6%**	6,373	1.0%
Adjusted total deposits from customers	**650,994**	**100.0%**	639,031	100.0%

Deposits from customers increased by HK$8,233 million, or 1.3%, to HK$640,891 million from the end of 2005. The Group has been optimising funding costs by actively controlling interest rates on fixed deposits. Demand deposits and current accounts declined by HK$513 million or 1.8%. Savings deposits rose by HK$7,428 million or 3.4% and time, call and notice deposits rose marginally by HK$1,318 million or 0.3%. There was a growing popularity in structured deposits, a hybrid of retail deposit and derivatives that gives a higher nominal interest rate to depositors. Structured deposits amounted to HK$10,103 million, up HK$3,730 million or 58.5%, representing about 1.6% of the adjusted total deposits from customers. The Group's loan to deposit ratio was 51.2% at end of June 2006.

Adjusted total deposits from customers by currency mix (%)


11.3%
21.5%
67.2%
2006.06.30
11.5%
21.1%
67.4%
2005.12.31
HKD
USD
Others

In terms of currency mix, HK dollar and US dollar deposits from customers accounted for 67.2% and 21.5% respectively. Other currency deposits from customers accounted for 11.3%. The Group's HK dollar loan to deposit ratio was 63.1%, down from 65.0% at end-2005, mainly due to the decline in HK dollar advances to customers.

Asset Quality

HK$'m, except percentage amounts	**At 30 June 2006**	At 31 December 2005
Advances to customers	**333,208**	334,023
Impaired loan ratio[&]	**1.09%**	1.28%
Impairment allowances	**1,561**	1,714
Regulatory reserve for general banking risks	**3,519**	3,526
Total allowances and regulatory reserve	**5,080**	5,240
Total allowances as a percentage of advances to customers	**0.47%**	0.51%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.52%**	1.57%
Impairment allowances on impaired loan ratio[##]	**33.01%**	29.77%
Total coverage (including collateral values)[##]	**100.41%**	99.88%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.26%**	0.30%
Card advances – delinquency ratio**[#]	**0.33%**	0.32%

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
Card advances – charge-off ratio[#]	**2.64%**	2.87%

& Impaired loans represent advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

Excludes Great Wall cards and is computed according to the HKMA's definition.

Only includes impairment allowances on loans classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Movement of Gross Impaired Advances to Customers

In HK$ bln	**At 30 June 2006**	At 31 December 2005	At 30 June 2005
Beginning balance	**4.3**	6.4	9.2
New impaired loans	**0.4**	0.7	1.0
Upgraded impaired loans	**(0.2)**	(0.3)	(0.9)
Collection	**(0.7)**	(1.9)	(1.9)
Write-off	**(0.1)**	(0.5)	(0.6)
Others	**(0.1)**	(0.1)	(0.4)
Ending balance	**3.6**	4.3	6.4

In the first half of 2006, the Group's impaired loans decreased by HK$646 million or 15.2%. Impaired loan ratio improved by 0.19 percentage point to 1.09% due to benign credit quality, strong collection and recovery efforts. Total collections amounted to approximately HK$0.7 billion. Write-off of impaired loans amounted to HK$0.1 billion. About HK$0.1 billion of the reduction in impaired loans was due to the treatment of repossessed assets as a direct offset against the impaired loans outstanding.

Total impairment allowances, including both IA and CA, amounted to HK$1,561 million. Impairment allowances for impaired loan ratio was 33.01%. If the value of underlying collateral was included, the total coverage ratio would increase to 100.41%. The Group also held a regulatory reserve amounting to HK$3,519 million.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.30% at end-2005 to 0.26%. The quality of card advances also improved, with the charge-off ratio dropping from 2.87% to 2.64%.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2006**	At 31 December 2005
Tier 1 capital	**66,079**	64,213
Tier 2 capital	**2,995**	3,991
Unconsolidated investment and other deductions	**(965)**	(1,004)
Total capital base after deductions	**68,109**	67,200
Risk-weighted assets		
On-balance sheet	**443,191**	412,851
Off-balance sheet	**30,825**	30,713
Deductions	**(7,693)**	(6,450)
Total risk-weighted assets	**466,323**	437,114
Total risk-weighted assets adjusted for market risk	**466,882**	438,213
Capital adequacy ratios (banking group level)		
Before adjusting for market risk		
Tier 1	**14.17%**	14.69%
Total	**14.61%**	15.37%
After Adjusting for market risk		
Tier 1*	**14.15%**	14.65%
Total*	**14.59%**	15.33%

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
Average liquidity ratio	**50.30%**	39.15%

* The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Total capital base of the Group after deduction further increased to HK$68,109 million or 1.4% over the balance at 31 December 2005, representing an increase in retained earnings. Despite this, the consolidated capital adequacy ratio of the banking group fell to 14.61% from 15.37% at end-2005 because of the 6.7% increase in total risk-weighted assets. This was the result of the growth of securities investment.

Average liquidity ratio rose to 50.30%, compared to 39.15% in the first half of 2005. The Group continued to actively manage the balance sheet. Consequently, new funds from deposits were invested in liquefiable securities, which helped strengthen the liquidity position.

Business Review

This section covers the review of the Group's business lines together with their respective financial results.

Retail Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	Increase/ (decrease)
Net interest income	**3,812**	3,650	+4.4%
Other operating income	**1,670**	1,202	+38.9%
Net operating income before loan impairment allowances	**5,482**	4,852	+13.0%
Release of loan impairment allowances	**38**	85	-55.3%
Net operating income	**5,520**	4,937	+11.8%
Operating expenses	**(2,326)**	(2,142)	+8.6%
Operating profit	**3,194**	2,795	+14.3%
Others	**(5)**	–	N/A
Profit before taxation	**3,189**	2,795	+14.1%

	At 30 June 2006	At 31 December 2005	Increase/ (decrease)
Segment assets	**156,708**	158,844	-1.3%
Segment liabilities	**539,684**	554,244	-2.6%

Note: For additional segmental information, see Note 40 to the Financial Statements.

Results

Retail Banking posted a 14.1% growth in profit before taxation to HK$3,189 million as compared to the first half of 2005. Net operating income before loan impairment allowances increased by 13.0% to HK$5,482 million. The growth was driven by the increase of both net interest income and other operating income.

Net interest income rose by 4.4% to HK$3,812 million. The overall profitability of prime-based loans, which formed the majority of Retail Banking's loan assets, improved due to widened prime-HIBOR spread. However, it was partially offset by the decrease in average balance. The surge in interbank rates and the Group's efforts in managing funding cost improved the deposit spread and contributed to the increase in net interest income, which was partially offset by the shift in savings to time deposits.

Other operating income soared by 38.9% to HK$1,670 million, primarily driven by strong growth of net fees and commission income by 42.2% to HK$1,394 million. The active stock market accelerated the growth of transaction volume, thereby increasing the commissions from stockbroking. This, coupled with the growth of commissions from the sales of open-end investment fund, outweighed the decline in commissions from the sales of structured products.

Operating expenses rose by 8.6% to HK$2,326 million mainly because of the rise of staff cost after the salary increase in April 2006 and the increase in computer processing costs.

Advances and other accounts, including mortgage loans and card advances, decreased by 2.0% to HK$125,873 million from end-2005. Customer deposits decreased by 3.3% to HK$516,043 million.

Growth of investment and insurance business

Investment and insurance business, which was one of the top priorities in the Group's business development strategies, recorded encouraging results in the first half of 2006. Despite intense competition, the Group's wealth management customers and assets under management grew by 24.7% and 20.1% respectively. An active local stock market boosted the Group's stock brokerage business volume by a substantial increase of 121.6%. The IPO of Bank of China set new records in terms of both the number of applications received and processed as well as the volume of IPO financing. The sales volume of open-end funds also increased by 133.6% of which China Equity Funds and Emerging Market Equity Funds were among the best selling funds. During the first half of the year, the Group launched a series of new insurance products such as "Supreme Saver 06- 5 Year Life Endowment Plan", "Reward Plus Insurance Plan" and "Prudent Saver 5-year Life Endowment Plan", which were well received by customers.

Residential mortgages

The Group's residential mortgage business in the first half of 2006 was affected by keen competition and a relatively lacklustre residential property market. Against this backdrop, the Group actively promoted fixed-rate mortgage plans and HIBOR-based mortgage plans to meet customers' needs. Benefiting from the basically positive economic conditions, the credit quality of residential mortgage continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.26%.

Value-added services for high net worth customers

In collaboration with BOC, in December 2005 the Group launched a new service which enables wealth management customers to access priority and privileged banking services at BOC branches in the whole Asia Pacific region. In addition, versatile value-added banking solutions covering investment management, financial planning and pre-arranged banking services were tailored for Mainland customers. Currently, 96 Wealth Management Prime and 18 Wealth Management VIP centres are in operation.

Credit card business

The Group's card business maintained its growth momentum in the first half of 2006. Cardholder spending volume and merchant acquiring volume registered growth of 7.2% and 15.0% respectively. During the first half of 2006, the Group launched "GBP Greatwall International Card" and it was the first EMV certificate acquirer in Hong Kong.

Leadership in personal RMB banking business

The Group remained the market leader in the Renminbi (RMB) personal banking services in Hong Kong and continued to achieve satisfactory results in RMB-related businesses. RMB deposits increased to HK$8,617 million by end-June 2006. The Group maintained its leading position in RMB card issuing business, increasing its volume by 60.3%. At the end of June 2006, the number of ATMs providing RMB withdrawal service amounted to 236. The Group was among the first batch of the banks in Hong Kong to launch expanded RMB services in December 2005. In March 2006, the Group launched Renminbi Settlement System (RSS) to provide clearing services for expanded RMB business in Hong Kong. The newly launched RSS served as a quality clearing platform and provided a solid foundation for the further expansion of RMB business. At the same time, Personal RMB Cheque Service was launched to enable customers to make payment for consumer spending in Guangdong Province by cheque.

E-channel development

Continuous progress was made on e-channel development by enhancing and expanding iTS internet banking functions, especially in the area of investment services. As a result, the number of iTS customers increased by 8.9% in the first half of 2006. Compared to the first half of 2005, the number of iTS transactions increased by 58.4%.

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	Increase/ (decrease)
Net interest income	**1,981**	1,777	+11.5%
Other operating income	**535**	505	+5.9%
Net operating income before loan impairment allowances	**2,516**	2,282	+10.3%
Release of loan impairment allowances	**604**	1,350	-55.3%
Net operating income	**3,120**	3,632	-14.1%
Operating expenses	**(675)**	(601)	+12.3%
Profit before taxation	**2,445**	3,031	-19.3%

	At 30 June 2006	At 31 December 2005	Increase/ (decrease)
Segment assets	**212,688**	211,834	+0.4%
Segment liabilities	**131,392**	101,719	+29.2%

Note: For additional segmental information, see Note 40 to the Financial Statements.

Results

Corporate Banking reported a profit before taxation of HK$2,445 million, down by HK$586 million or 19.3% as compared to the first half of 2005. The decline was mainly attributable to a significant decrease in net release of loan impairment allowances. Net operating income before loan impairment allowances, however, increased by 10.3% to HK$2,516 million. Net interest income and other operating income grew by 11.5% and 5.9% respectively, partially offsetting the impact of the reduction in the release of loan impairment allowances on the segment's profit.

The rise in net interest income was achieved by widening loan spread and deposit spread. Operating expenses were up 12.3% to HK$675 million.

Release of loan impairment allowances was HK$604 million, down 55.3%, as marginal improvement in bad debt migration rate slowed down. The asset quality of the corporate loan portfolio remained strong despite the deterioration of a small number of accounts.

Loan assets in the Corporate Banking sector were stable in the first half of 2006. Advances and other accounts increased by 1.5% to HK$211,302 million. Customer deposits registered a robust growth of 28.6% to HK$127,936 million.

Market leadership in loan syndication

The Group continued to develop its syndicated loan business and remained as the leader in the Hong Kong, Macau and China market. According to Basis Point, a leading Asian debt market magazine, the Group was ranked second in the Hong Kong/Macau market and third in the Hong Kong/China market on the top-tier arrangers' list.

Enlargement of SME customer base and enhancement of business competitiveness

In 2006, the Group focused on adjusting its business and customer structures and devoted much effort in developing its SME business. The Group's 5-year SME business plan focuses on further improving the SME business model, optimising credit approval procedures for SME loans, simplifying existing workflow, and increasing efficiency of customer service. In the first half of 2006, the Group launched a series of new products to better serve SME customers, such as Equipment Link, Professional Firms Link, Trade Peak Season Link, etc. Meanwhile, the Group also promoted the Corporate Privilege Club to provide quicker and more prestigious banking services to VIP corporate customers.

Enhancement of e-banking services and cash management business

In order to improve cash management business, the Group continued to refine the related service platform, extend the service coverage, broaden the areas of system connection to BOC's overseas branches, and further enhance its tailor-made service plan to large corporations and provide standardised cash management products and services to SME customers. Such improvements were meant to create more business opportunities and enhance cross-selling.

The Group continued to strengthen its e-banking functions and promote CBS Online services. The number of CBS Online customers increased by 40.6% in the first half of 2006.

Preparation for the opening of Mainland financial market

To prepare for the opening of the financial market in the Mainland, the Group continued to strengthen its business relationship with local and overseas financial institutions. Meanwhile, the Group actively promoted QDII/QFII-related business, and all related preparations are ready to go.

Owing to the considerable number of IPO activities in the first half of 2006, the volume of IPO financing increased significantly.

Mainland branches

In the first half of 2006, Mainland branches' operating profit before loan impairment allowances increased by 5.6% to HK$150 million due mainly to the increase in average loan size. Nevertheless, abundant liquidity and active financing activities in the Mainland resulted in low cost refinancing and hence early repayment by certain large corporate clients. Total advances to customers of our Mainland branches rose only marginally by 0.1% to HK$15,201 million while customer deposits increased by 20.7% to HK$2,803 million.

At the end of June 2006 when two more branches obtained approval to offer RMB business, the Group had a total of 11 Mainland branches and sub-branches permitted to participate in RMB business and 12 branches and sub-branches allowed to conduct derivatives business. All 14 branches and sub-branches are now licensed to provide insurance agency services and the coverage of wealth management products has been extended in the China market. In view of the high demand for investment products in the market, the Group launched commodity-linked deposits in 2006 as an extension to the series of currency-linked deposits offered since 2005. It has also applied for permission to conduct overseas treasury management business to prepare for the implementation of QDII.

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	Increase/ (decrease)
Net interest income	**2,076**	568	+265.5%
Other operating income	**719**	491	+46.4%
Total operating income	**2,795**	1,059	+163.9%
Operating expenses	**(189)**	(92)	+105.4%
Profit before taxation	**2,606**	967	+169.5%

	At 30 June 2006	At 31 December 2005	Increase/ (decrease)
Segment assets	**455,588**	426,791	+6.8%
Segment liabilities	**95,407**	82,381	+15.8%

Note: For additional segmental information, see Note 40 to the Financial Statements.

Results

In the first half of 2006, Treasury reported a profit before taxation of HK$2,606 million, up 169.5%, largely because of the hefty increase in net interest income.

Net interest income increased substantially by HK$1,508 million or 265.5%. The increase was mainly driven by higher contribution of net free fund and better return on debt securities portfolio.

Other operating income rose by HK$228 million or 46.4%, reflecting an increase in the fair value of foreign exchange swap contracts.

Investment portfolio diversification to enhance yield

The Group continued to diversify its investments with mortgage-backed securities, covered bonds and corporate bonds to maximise the return on residual funds. This diversification also helped in reducing concentration risks.

Development in treasury products and customer trades

In view of the growing popularity of steady-income investment products, the Group introduced a series of structured deposits linked with interest rates, foreign exchange rates and bullion prices. To further enhance cross-selling activities with retail and corporate banking units, a professional treasury marketing unit providing customised services to local and Mainland customers was set up in late 2005. The team also provided training and consulting support to other marketing teams. This not only enhanced the marketing capability of different business units, but also helped broaden the Group's client base and enrich clients' portfolio. In the first half of 2006, the number of treasury customers increased by 12.3%.

Insurance

HK$'m, except percentage amounts	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	Increase/ (decrease)
Net interest income	**208**	141	+47.5%
Other operating income	**2,958**	1,689	+75.1%
Total operating income	**3,166**	1,830	+73.0%
Net insurance benefits and claims	**(3,060)**	(1,760)	+73.9%
Net operating income	**106**	70	+51.4%
Operating expenses	**(27)**	(23)	+17.4%
Profit before taxation	**79**	47	+68.1%

	At 30 June 2006	At 31 December 2005	Increase/ (decrease)
Segment assets	**12,234**	9,343	+30.9%
Segment liabilities	**11,176**	8,365	+33.6%

Note: For additional segmental information, see Note 40 to the Financial Statements.

Results

The Group's Insurance segment recorded a profit before taxation of HK$79 million, up 68.1% as compared to the first half of 2005, due mainly to the increase in net interest income from deposits and debt securities portfolio. While growth in other operating income was led by the increase in insurance premium income after the successful launch of a number of insurance products in the first half of 2006, it was offset by a corresponding increase in net insurance benefits and claims and the decrease in the fair value of its interest rate instruments and structured notes.

Assets in the Insurance segment grew by 30.9% because of increases in deposits and structured notes. At the same time, this segment's liabilities rose by 33.6% made up mainly of insurance contract liabilities.

Successful combination with BOC Life

The Group further enhanced its product manufacturing capability by acquiring a 51% controlling stake in BOC Life in June 2006. To account for the combination, merger accounting method has been applied and comparative figures on this segment were restated. Life insurance policies, investment products linked with life insurance policies and retirement scheme management are now offered through the Group's extensive distribution network. This will significantly enhance the Group's wealth management platform, solidify its client base and diversify the Group's non-interest income.

Risk Management

Banking Group

Overview

The Group believes that sound risk management is a key success factor for any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure as well as comprehensive policies and procedures to identify, measure, monitor and control various risks that may arise for the organisation. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the determination of risk management strategies and for ensuring that the Group has an effective risk management system to implement these risk management strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for approving major risk management policies and procedures and major asset and liability management policies.

The Chief Executive's ("CE") responsibility is to ensure the proper implementation of the policies and procedures and various risk limits in accordance with the risk management strategies set by the Board, and to oversee the effectiveness of managing and controlling risks in the day-to-day management. The Chief Risk Officer ("CRO") and the Chief Financial Officer ("CFO") assist the CE to manage various types of risks. The CRO provides overall leadership, vision and direction for the entire risk management framework and for all other aspects of risks across the group as well as oversees the management of reputation risk, legal and compliance risk, credit risk, market risk and operational risk. The CFO is responsible for the management of strategic risk, interest rate risk and liquidity risk.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are managed under risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's activities, factual or otherwise, may cause a potential decline in the Group's business or lead to costly litigation. Reputation risk is inherent in every aspect of the Group's business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy establishes standards to prevent and to manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents within the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operations or financial condition of the Group. Compliance risk is the risk of legal and regulatory sanctions, which may directly result in financial loss, or affect the reputation of the Group caused by non-compliance to applicable laws, regulations and best industry practices. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market. The Group has developed a Strategic Risk Management Policy that clearly defines the management and oversight of such risks.

Credit Risk Management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract that it has entered into with the Group. Credit risk arises principally from the Group's lending, trade finance and treasury activities.

The Risk Management Department (RMD), under the supervision of CRO, provides centralised management of credit risk within the Group. Credit policies and procedures are formulated by RMD and are approved by the RC and the Board of Directors. Such policies include setting controls over the maximum level of the Group's exposure to customers and customer groups and other risk concentrations in selected market sectors, industries and products. These credit policies and procedures are regularly updated and serve as guidance to business units as to the risk appetite of the Group from time to time.

RMD also undertakes independent review and objective assessment of credit facilities originated by business units. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Currently, a credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to members of Management Committee, RC, AC and Board of Directors.

Market Risk Management

Market risk is the risk associated with the movements of foreign exchange rates, interest rates or equity and commodity prices on the earnings of the Group. The Group's market risk arises from customer-related business and from position taking. Trading positions are

subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

The Market Risk Division in RMD is responsible for the daily oversight of the Group's market risk. The Division ensures that the overall and individual market risk positions are within the Group's risk tolerance.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VaR.

The following table sets out the VaR for all trading market risk exposure of the BOCHK.

HK$'m	**At 30 June 2006**	**Minimum for the first half of 2006**	**Maximum for the first half of 2006**	**Average for the first half of 2006**
VAR for all market risk	**2.9**	**1.7**	**5.0**	**3.4**
VAR for foreign exchange risk	**3.7**	**1.3**	**5.3**	**3.3**
VAR for interest rate risk	**1.5**	**1.0**	**3.0**	**1.9**
VAR for equity risk	**0.6**	**0.1**	**0.8**	**0.3**

HK$'m	At 30 June 2005	Minimum for the first half of 2005	Maximum for the first half of 2005	Average for the first half of 2005
VAR for all market risk	2.8	1.7	4.7	2.9
VAR for foreign exchange risk	1.9	1.2	4.0	2.1
VAR for interest rate risk	2.1	1.6	3.7	2.5
VAR for equity risk	0.1	0.0	0.5	0.1

For the first half of 2006, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.6 million (first half of 2005: HK$2.2 million). The standard deviation of these daily trading revenues was HK$1.7 million (first half of 2005: HK$2.1 million).

RMD is also responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as the credit risk exposure arising from foreign exchange transactions.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural driven. The major types of structural positions are:

repricing risk	–	mismatches in the maturity or repricing periods of assets and liabilities
basis risk	–	different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to RC and ALCO regularly.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are respectively controlled within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress tests on repricing risk and basis risk are conducted regularly. ALCO monitors the results of stress tests against limits and decides whether remedial action should be taken.

Liquidity Risk Management

The aim of liquidity management is to enable the Group, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis and by examining deposit stability, concentration risk, mismatch ratios, loan-to- deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to the management and ALCO regularly.

Operational Risk Management

Operational risk relates to the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Division is set up within RMD to oversee the entire operational risk management framework of BOCHK.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and independent authorisation are the fundamental principles followed by the Group. Business line management is responsible for managing and reporting operational risks specific to their business units on a day-to-day basis by identifying, assessing and controlling the risks inherent in business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. RMD formulates corporate-level policies and procedures concerning operational risk management

which are approved by RC. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management.

Business continuity plans are in place to support business operations in the event of disasters. Adequate backup facilities are maintained and periodic drills are conducted. The Group also arranges insurance cover to reduce potential losses in respect of operational risk.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a strong capital position. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the lowest overall cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and the results are reported to RC.

Insurance Group

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has retention limit of HK$400,000 on any single life insured. BOC Life reinsures the excess of the insured benefit over HK$400,000 for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Interest Rate Risk

The risk that BOC Life chiefly faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the type of benefits payable to contracts holders. For each distinct category of liabilities, a separate portfolio of assets is maintained.

Credit Risk

BOC Life has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to credit risk are:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life structures the levels of credit risk it accepts by placing limits on its exposure to a single investment counterparty, or groups of counterparties. Such risks are subject to an annual or more frequent review. Limits on the level of credit risk by category are reviewed and approved regularly by the management.

The management of BOC Life directs its reinsurance placement policy and assesses the creditworthiness of all re-insurers and intermediaries by reviewing credit grades provided by rating agencies and other publicly available financial information.

	Notes	(Unaudited) Half-year ended 30 June 2006 HK$'m	(Unaudited) Restated Half-year ended 30 June 2005 HK$'m
Interest income		**19,403**	10,197
Interest expense		**(11,830)**	(4,196)
Net interest income	4	**7,573**	6,001
Fees and commission income		**2,352**	1,963
Fees and commission expenses		**(591)**	(510)
Net fees and commission income	5	**1,761**	1,453
Net trading income	6	**606**	699
Net (loss)/gain on investments in securities	7	**(8)**	18
Net insurance premium income	8	**3,476**	1,774
Other operating income	9	**169**	126
Total operating income		**13,577**	10,071
Net insurance benefits and claims	10	**(3,060)**	(1,760)
Net operating income before loan impairment allowances		**10,517**	8,311
Reversal of loan impairment allowances on advances	11	**642**	1,435
Net operating income		**11,159**	9,746
Operating expenses	12	**(2,971)**	(2,693)
Operating profit		**8,188**	7,053
Net loss from disposal/revaluation of properties, plant and equipment	13	**(9)**	(9)
Net gain from disposal of/fair value adjustments on investment properties	14	**494**	927
Share of profits less losses of associates		**–**	(1)
Profit before taxation		**8,673**	7,970
Taxation	15	**(1,444)**	(1,328)
Profit for the period		**7,229**	6,642
Attributable to:			
Equity holders of the Company		**7,093**	6,546
Minority interests		**136**	96
		7,229	6,642
Dividends	16	**4,240**	3,468
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	17	**0.6709**	0.6191

	Notes	(Unaudited) At 30 June 2006 HK$'m	(Audited) Restated At 31 December 2005 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	20	**29,029**	30,704
Placements with banks and other financial institutions	21	**107,355**	125,862
Trading securities and other financial instruments at fair value through profit or loss	22	**23,700**	20,365
Derivative financial instruments	23	**5,829**	5,184
Hong Kong SAR Government certificates of indebtedness		**33,460**	32,630
Advances and other accounts	24	**337,713**	338,403
Investment in securities			
– Available-for-sale securities	25	**97,916**	52,243
– Held-to-maturity securities	26	**164,516**	178,521
– Loans and receivables	27	**24,847**	13,080
Interests in associates		**57**	61
Properties, plant and equipment		**19,464**	18,491
Investment properties		**7,644**	7,626
Deferred tax assets	32	**65**	68
Other assets		**8,740**	7,764
Total assets		**860,335**	831,002
LIABILITIES			
Hong Kong SAR currency notes in circulation		**33,460**	32,630
Deposits and balances of banks and other financial institutions		**46,802**	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	28	**13,272**	7,924
Derivative financial instruments	23	**3,266**	4,193
Deposits from customers	29	**640,891**	632,658
Certificates of deposit issued			
– at fair value through profit or loss		**3,800**	3,829
– at amortised cost		**135**	136
Insurance contract liabilities	31	**10,777**	7,968
Deferred tax liabilities	32	**3,177**	3,055
Other accounts and provisions	33	**21,804**	16,241
Total liabilities		**777,384**	749,289
EQUITY			
Minority interests		**1,917**	1,778
Share capital	34	**52,864**	52,864
Reserves	35	**28,170**	27,071
Capital and reserves attributable to the equity holders of the Company		**81,034**	79,935
Total equity		**82,951**	81,713
Total liabilities and equity		**860,335**	831,002

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2005										
As previously reported	52,864	2,498	–	3,410	–	(5)	12,315	71,082	1,276	72,358
Effect of merger of a common controlled entity	–	13	–	–	443	–	(62)	394	380	774
At 1 January 2005, restated	52,864	2,511	–	3,410	443	(5)	12,253	71,476	1,656	73,132
Net profit for the first half of 2005	–	–	–	–	–	–	6,546	6,546	96	6,642
2004 final dividend paid	–	–	–	–	–	–	(4,176)	(4,176)	(55)	(4,231)
Revaluation of premises	–	5	–	–	–	–	–	5	–	5
Change in fair value of available-for-sale securities taken to equity	–	–	(70)	–	–	–	–	(70)	–	(70)
Release upon disposal of premises	–	(205)	–	–	–	–	205	–	–	–
Release from deferred tax liabilities	–	31	12	–	–	–	–	43	–	43
Release of reserve upon derecognition of available-for-sale securities	–	–	–	–	–	–	(35)	(35)	–	(35)
Transfer from retained earnings	–	–	–	174	–	–	(174)	–	–	–
At 30 June 2005	52,864	2,342	(58)	3,584	443	(5)	14,619	73,789	1,697	75,486
Company and subsidiaries	52,864	2,342	(58)	3,584	443	(5)	14,653	73,823		
Associates	–	–	–	–	–	–	(34)	(34)		
	52,864	2,342	(58)	3,584	443	(5)	14,619	73,789		
At 1 July 2005	52,864	2,342	(58)	3,584	443	(5)	14,619	73,789	1,697	75,486
Net profit for the second half of 2005	–	–	–	–	–	–	7,050	7,050	164	7,214
Currency translation difference	–	–	–	–	–	1	–	1	–	1
2005 interim dividend paid	–	–	–	–	–	–	(3,468)	(3,468)	(111)	(3,579)
Revaluation of premises	–	3,320	–	–	–	–	–	3,320	33	3,353
Change in fair value of available-for-sale securities taken to equity	–	–	(223)	–	–	–	–	(223)	–	(223)
Release upon disposal of premises	–	(64)	–	–	–	–	64	–	–	–
Release (to)/from deferred tax liabilities	–	(538)	31	–	–	–	–	(507)	(5)	(512)
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	–	–	5	–	–	–	(33)	(28)	–	(28)
Release of reserve upon derecognition of available-for-sale securities	–	–	–	–	–	–	1	1	–	1
Transfer to retained earnings	–	–	–	(58)	–	–	58	–	–	–
At 31 December 2005	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Company and subsidiaries	52,864	5,060	(245)	3,526	443	(4)	18,320	79,964		
Associates	–	–	–	–	–	–	(29)	(29)		
	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935		

	(Unaudited)									
	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2006										
As previously reported	52,864	5,043	(245)	3,526	-	(4)	18,251	79,435	1,298	80,733
Effect of merger of a common controlled entity	-	17	-	-	443	-	40	500	480	980
At 1 January 2006, restated	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the first half of 2006	-	-	-	-	-	-	7,093	7,093	136	7,229
Currency translation difference	-	-	-	-	-	1	-	1	-	1
2005 final dividend paid	-	-	-	-	-	-	(5,075)	(5,075)	-	(5,075)
Revaluation of premises	-	1,068	-	-	-	-	-	1,068	4	1,072
Change in fair value of available-for-sale securities taken to equity	-	-	(977)	-	-	-	-	(977)	-	(977)
Release upon disposal of premises	-	(76)	-	-	-	-	76	-	-	-
Release (to)/from deferred tax liabilities	-	(149)	163	-	-	-	-	14	(1)	13
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	-	-	30	-	-	-	(153)	(123)	-	(123)
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(2)	(2)	-	(2)
Transfer to retained earnings	-	-	-	(7)	-	-	7	-	-	-
Distribution of cash	-	-	-	-	(900)	-	-	(900)	-	(900)
At 30 June 2006	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034	1,917	82,951
Company and subsidiaries	52,864	5,903	(1,029)	3,519	(457)	(3)	20,266	81,063		
Associates	-	-	-	-	-	-	(29)	(29)		
	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034		
Representing:										
2006 interim dividend proposed							4,240			
Others							15,997			
Retained earnings as at 30 June 2006							20,237			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

** Merger reserve represents capitalised reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired 51% shareholding of BOC Life with a total consideration of HK$900 million (Please refer to Note 1).

	Notes	(Unaudited) Half-year ended 30 June 2006 HK$'m	(Unaudited) Restated Half-year ended 30 June 2005 HK$'m
Cash flows from operating activities			
Operating cash (outflow)/inflow before taxation	36(a)	**(37,650)**	9,209
Hong Kong profits tax paid		**(514)**	(359)
Overseas profits tax paid		**(24)**	(10)
Net cash (outflow)/inflow from operating activities		**(38,188)**	8,840
Cash flows from investing activities			
Dividends received from investments in securities		**15**	13
Purchase of properties, plant and equipment		**(288)**	(165)
Proceeds from disposal of properties, plant and equipment		**179**	432
Proceeds from disposal of investment properties		**352**	51
Purchase of a subsidiary		**(900)**	–
Proceeds from disposal of associates		**2**	–
Proceeds from dissolution of associates		**–**	6
Dividends received from an associate		**2**	2
Net cash (outflow)/inflow from investing activities		**(638)**	339
Cash flows from financing activities			
Dividends paid to equity holders of the Company		**(5,075)**	(4,176)
Dividends paid to minority shareholders		**–**	(55)
Net cash outflow from financing activities		**(5,075)**	(4,231)
(Decrease)/increase in cash and cash equivalents		**(43,901)**	4,948
Cash and cash equivalents at 1 January		**83,015**	62,908
Cash and cash equivalents at 30 June	36(b)	**39,114**	67,856

1. Basis of preparation and accounting policies

Basis of preparation

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and should be read in conjunction with the Group's Annual Report for 2005.

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2005 except for the adoption of the HKAS 39 (amendments) issued by the HKICPA which is effective for accounting periods beginning on or after 1 January 2006 and the adoption of HKFRS 4 "Insurance Contracts" subsequent to the purchase of the 51% equity interest in a fellow subsidiary BOC Life which is a life insurance company. Merger accounting is used to account for the combination.

Application of merger accounting

The Company purchased a 51% equity interest in BOC Life from BOC Insurance on 1 June 2006 for HK$900 million in cash. BOC Life and the Company are both under the common control of BOC before and after the combination. The Group has applied the Accounting Guideline No. 5 – "Merger Accounting for Common Control Combination", using the principles of merger accounting, in accounting for the combination with BOC Life as though the business of BOC Life had always been carried out by the Group. The unaudited consolidated interim financial statements represent the consolidated results, consolidated cash flows and consolidated financial position of the Group as if the combination had occurred from the date when the Company and BOC Life first came under the control of BOC.

A uniform set of accounting policies is adopted by the Group. The Group recognises the assets, liabilities and equity of BOC Life at the carrying amounts in the consolidated financial statements of BOC prior to the purchase of the company. Comparative amounts are presented as if the entities had been combined at the previous balance sheet date. No adjustment has been made to align inconsistent accounting policies between the Group and BOC Life before the combination as the effect on net assets and net profit or loss is not significant.

The excess of consideration over carrying value at the time of combination is treated as a merger reserve in equity. The effects of all transactions between the Group and BOC Life, whether occurring before or after the combination, are eliminated in preparing the consolidated interim financial statements of the Group. The transaction costs for the combination were expensed in the income statement.

1. Basis of preparation and accounting policies (continued)

Application of merger accounting (continued)

The consolidated balance sheet as at 31 December 2005:

	The Group HK$'m	BOC Life HK$'m	Adjustments HK$'m	Consolidated HK$'m
Investment in BOC Life	–	–		–
Other assets and liabilities	80,733	980		81,713
Net assets	80,733	980		81,713
Minority interest	1,298	–	480	1,778
Share capital	52,864	868	(868)	52,864
Merger reserve	–	–	443	443
Retained earnings and other reserves	26,571	112	(55)	26,628
	80,733	980		81,713

Adjustment:

The above represents an adjustment to eliminate the share capital of BOC Life against the merger reserve. An adjustment of a HK$443 million has been made to the reserve in the consolidated financial statements.

Minority interest is adjusted for the share of the carrying value of BOC Life held by minority shareholders.

The consolidated income statement for the year ended 31 December 2005 is:

	The Group HK$'m	BOC Life HK$'m	Adjustments HK$'m	Consolidated HK$'m
Profit attributable to the members of the Company	13,494	204	(102)	13,596

Adjustment:

The above adjustment represents the adjustment for the minority interest of BOC Life.

1. Basis of preparation and accounting policies (continued)

Application of merger accounting (continued)

The consolidated balance sheet as at 30 June 2006:

	The Group HK$'m	BOC Life HK$'m	Adjustments HK$'m	Consolidated HK$'m
Investment in BOC Life	900	–	(900)	–
Other assets and liabilities	81,893	1,058		82,951
Net assets	82,793	1,058		82,951
Minority interest	1,398	–	519	1,917
Share capital	52,864	868	(868)	52,864
Merger reserve	–	–	(457)	(457)
Retained earnings and other reserves	28,531	190	(94)	28,627
	82,793	1,058		82,951

Adjustment:

The above represents an adjustment to eliminate the share capital and investment cost of BOC Life against the merger reserve. An adjustment of HK$457 million (debit) has been made to the reserve in the consolidated financial statements.

Minority interest is adjusted for the share of the carrying value of BOC Life held by minority shareholders.

The consolidated income statement for the period ended 30 June 2006 is:

	The Group HK$'m	BOC Life HK$'m	Adjustments HK$'m	Consolidated HK$'m
Profit attributable to the members of the Company	7,053	79	(39)	7,093

Adjustment:

The above adjustment represents the adjustment for the minority interest of BOC Life.

1. Basis of preparation and accounting policies (continued)

Newly adopted HKFRS

In 2006, the Group adopted the revised HKFRSs as set out below, which are relevant to its operations.

HKAS 39 (Amendment)	Financial Guarantee Contracts
HKAS 39 (Amendment)	The Fair Value Option

The adoption of the above revised standards did not result in substantial changes to the Group's accounting policies and have no significant impact on its results of operations and financial position. No restatement of comparative figures was made as the amounts were immaterial. In summary:

In prior years, financial guarantee contracts were accounted for under HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendment, financial guarantee contracts issued are recognised as financial liabilities and reported under "Other accounts and provisions". Financial guarantees are recognised initially at fair value and subsequently measured at the higher of (i) the amount recognised under HKAS 37, and (ii) the amount initially recognised less, where appropriate, cumulative amortization recognised over the life of the guarantee on a straight-line basis.

Financial liabilities related to financial guarantee contracts were recorded under "Other accounts and provisions" at 30 June 2006 amounted to about HK$12 million. No restatement of comparative figures was made as the amounts were immaterial.

The fair value option refines the condition for which financial instruments can be classified as financial asset or financial liabilities at fair value through profit or loss provided that financial assets and liabilities are managed together for internal risk management and investment strategy purpose or accounting mismatches can be eliminated. It also stipulates the condition for which a hybrid contract embedded with derivatives can be entirely designated as at fair value through profit or loss. There is no difference in the Group's practice when compared with the prior year.

The adoption of HKFRS 4

The standard is adopted due to the purchase of an insurance subsidiary during the year. No revenue, expenses, assets and liabilities related to insurance contracts was recognised in last year's financial statements. As merger accounting is adopted to account for the common control combination, comparative figures are prepared based on the same accounting policies.

(a) Insurance contracts classification, recognition and measurement

The Group's insurance subsidiary issues insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group's insurance subsidiary issues long term business insurance contracts, which insure events associated with human life (for example death, or survival) over a long duration. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised.

1. **Basis of preparation and accounting policies (continued)**

The adoption of HKFRS 4 (continued)

(a) Insurance contracts classification, recognition and measurement (continued)

For linked long term insurance contracts with embedded derivatives (which are closely related to the host insurance contracts) linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of the underlying assets, and includes a liability for contractual benefits (non-unitised reserves) that are expected to be incurred in the future which is recorded when the premiums are recognised.

Retirement scheme insurance contracts insure events associated with human life under retirement schemes. The portion of the premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability.

Premiums are recognised as revenue when they become payable by the contract holders. Premiums are recognised before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred.

The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

The financial assets held by the Group for the purpose of meeting liabilities under insurance contracts are classified and accounted for based on their classification under cash and cash equivalents and financial instruments.

(b) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities. Any deficiency is immediately charged to the consolidated income statement, with a provision established for losses arising from the liability adequacy test.

The HKICPA has issued a number of revised HKFRSs which are effective for accounting period beginning on or after 1 January 2007. The Group has not early adopted any of the following new/revised standards:

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures

These new HKFRSs require more detailed qualitative and quantitative disclosures primarily related to capital management, fair value information and risk management. The Group has assessed the impact of these new HKFRSs and our preliminary assessment is that these new HKFRSs would only affect the level of details in the disclosure of the financial statements, and would not have financial impact nor result in a change in the Group's accounting policies.

2. Critical accounting estimates and judgements in applying accounting polices

The Group makes estimates and assumptions that are consistent with those used in the Group's financial statements for the year ended 31 December 2005 except for new estimates and assumptions that are introduced due to the combination with BOC Life as further explained below.

Estimates and judgements in insurance business are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Estimate of future benefit payments and premiums arising from long term insurance contracts

In determining the long term business liabilities, the Group follows the Insurance Companies Ordinance (Determination of Long Term Liabilities) Regulation and makes prudent assumptions which include appropriate margins for adverse deviation of the relevant factors. Estimates are made as to the expected number of deaths for each of the years in which the Group is exposed to risk. The Group bases these estimates on standard industry and HKA01 mortality tables that reflect recent historical mortality experience, adjusted where appropriate to reflect the Group's own experience. For contracts that insure the risk of longevity, appropriate prudent allowances are made for expected mortality improvements. The estimated number of deaths determines the value of the benefit payments and the value of the valuation premiums. The main source of uncertainty is that epidemics such as AIDS, SARS, avian flu and wide-ranging lifestyle changes, such as in eating, smoking and exercise habits, could result in future mortality being significantly worse than in the past for the age groups in which the Group has significant exposure to mortality risk. However, continuing improvements in medical care and social conditions could result in improvements in longevity in excess of those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

3. Financial risk management

This note presents financial information about the Group's exposure to the use of financial instruments. For further details of the control of risk, please refer to the section "Risk Management" in the Management's Discussion and Analysis on page 29 to page 34.

(A) Currency risk

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 30 June 2006 and 31 December 2005. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	At 30 June 2006							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	22,993	3,146	2,304	128	227	81	150	29,029
Placements with banks and other financial institutions	595	30,286	68,603	170	1,083	1,411	5,207	107,355
Trading securities and other financial instruments at fair value through profit or loss	-	6,811	14,689	1,003	-	-	1,197	23,700
Derivative financial instruments	-	208	5,621	-	-	-	-	5,829
Hong Kong SAR Government certificates of indebtedness	-	-	33,460	-	-	-	-	33,460
Advances and other accounts	2,347	50,420	275,613	3,834	2,428	1,121	1,950	337,713
Available-for-sale securities	-	58,616	26,501	3,661	-	2,372	6,766	97,916
Held-to-maturity securities	-	97,142	48,786	3,451	-	1,279	13,858	164,516
Loans and receivables	-	3,861	19,846	-	-	276	864	24,847
Interests in associates	-	-	57	-	-	-	-	57
Properties, plant and equipment	58	1	19,405	-	-	-	-	19,464
Investment properties	-	-	7,644	-	-	-	-	7,644
Other assets (including deferred tax assets)	41	421	8,186	18	53	4	82	8,805
Total assets	26,034	250,912	530,715	12,265	3,791	6,544	30,074	860,335
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	33,460	-	-	-	-	33,460
Deposits and balances of banks and other financial institutions	14,648	11,617	15,838	110	2,991	66	1,532	46,802
Trading liabilities and other financial instruments at fair value through profit or loss	-	3,198	10,074	-	-	-	-	13,272
Derivative financial instruments	-	336	2,930	-	-	-	-	3,266
Deposits from customers	9,628	136,842	430,700	6,263	2,737	12,693	42,028	640,891
Certificates of deposit issued	-	1,318	2,617	-	-	-	-	3,935
Insurance contract liabilities	-	1,556	9,221	-	-	-	-	10,777
Other accounts and provisions (including deferred tax liabilities)	570	5,823	17,007	224	141	268	948	24,981
Total liabilities	24,846	160,690	521,847	6,597	5,869	13,027	44,508	777,384
Net on-balance sheet position	1,188	90,222	8,868	5,668	(2,078)	(6,483)	(14,434)	82,951
Off-balance sheet net notional position*	1	(85,824)	71,357	(5,741)	2,017	6,390	14,451	2,651
Contingent liabilities and commitments	1,929	38,537	123,551	2,274	616	106	1,490	168,503

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

3. Financial risk management (continued)

(A) Currency risk (continued)

	At 31 December 2005							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	22,730	4,752	2,697	153	154	103	115	30,704
Placements with banks and other financial institutions	262	35,833	82,389	371	–	3,064	3,943	125,862
Trading securities and other financial instruments at fair value through profit or loss	–	6,549	11,099	1,209	–	–	1,508	20,365
Derivative financial instruments	–	874	4,310	–	–	–	–	5,184
Hong Kong SAR Government certificates of indebtedness	–	–	32,630	–	–	–	–	32,630
Advances and other accounts	1,961	47,896	279,042	3,738	2,423	831	2,512	338,403
Available-for-sale securities	–	26,033	19,283	2,414	–	1,011	3,502	52,243
Held-to-maturity securities	–	101,694	57,640	4,003	243	1,288	13,653	178,521
Loans and receivables	–	1,704	9,778	–	–	–	1,598	13,080
Interests in associates	–	–	61	–	–	–	–	61
Properties, plant and equipment	61	–	18,430	–	–	–	–	18,491
Investment properties	–	–	7,626	–	–	–	–	7,626
Other assets (including deferred tax assets)	19	744	7,025	–	–	9	35	7,832
Total assets	25,033	226,079	532,010	11,888	2,820	6,306	26,866	831,002
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	32,630	–	–	–	–	32,630
Deposits and balances of banks and other financial institutions	14,150	9,245	12,507	247	3,389	63	1,054	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	–	2,746	5,178	–	–	–	–	7,924
Derivative financial instruments	–	840	3,353	–	–	–	–	4,193
Deposits from customers	9,210	132,105	427,160	6,787	2,693	13,199	41,504	632,658
Certificates of deposit issued	–	1,325	2,640	–	–	–	–	3,965
Insurance contract liabilities	–	1,019	6,949	–	–	–	–	7,968
Other accounts and provisions (including deferred tax liabilities)	629	5,879	11,253	222	131	196	986	19,296
Total liabilities	23,989	153,159	501,670	7,256	6,213	13,458	43,544	749,289
Net on-balance sheet position	1,044	72,920	30,340	4,632	(3,393)	(7,152)	(16,678)	81,713
Off-balance sheet net notional position	(5)	(68,875)	48,257	(4,575)	3,392	7,146	16,811	2,151
Contingent liabilities and commitments	1,558	34,600	121,423	1,945	812	50	1,294	161,682

3. Financial risk management (continued)

(B) *Liquidity risk*

Tables below analyse assets and liabilities of the Group as at 30 June 2006 and 31 December 2005 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	At 30 June 2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	29,029	-	-	-	-	-	-	29,029
Placements with banks and other financial institutions	-	51,362	39,172	16,821	-	-	-	107,355
Trading securities and other financial instruments at fair value through profit or loss								
– debt securities								
– certificates of deposit held	-	9	3	328	912	1,135	-	2,387
– others	-	1,782	1,582	2,699	7,161	7,545	-	20,769
– equity securities	-	-	-	-	-	-	544	544
Derivative financial instruments	5,010	376	106	101	141	95	-	5,829
Hong Kong SAR Government certificates of indebtedness	33,460	-	-	-	-	-	-	33,460
Advances and other accounts								
– advances to customers	27,973	4,380	22,446	33,400	127,779	114,436	1,233	331,647
– trade bills	2	1,333	1,113	247	-	-	-	2,695
– advances to banks and other financial institutions	101	-	-	666	2,604	-	-	3,371
Available-for-sale securities								
– debt securities								
– certificates of deposit held	-	103	1,554	1,881	4,367	200	-	8,105
– others	-	2,946	2,495	3,140	29,637	51,540	-	89,758
– equity securities	-	-	-	-	-	-	53	53
Held-to-maturity securities								
– debt securities								
– certificates of deposit held	-	1,216	2,686	2,818	4,026	-	-	10,746
– others	-	4,520	9,013	28,976	96,591	14,670	-	153,770
Loans and receivables	-	2,290	9,593	12,964	-	-	-	24,847
Interests in associates	-	-	-	-	-	-	57	57
Properties, plant and equipment	-	-	-	-	-	-	19,464	19,464
Investment properties	-	-	-	-	-	-	7,644	7,644
Other assets (including deferred tax assets)	4,610	3,703	2	249	98	-	143	8,805
Total assets	100,185	74,020	89,765	104,290	273,316	189,621	29,138	860,335

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 30 June 2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	33,460	-	-	-	-	-	-	33,460
Deposits and balances of banks and other financial institutions	19,282	26,224	559	737	-	-	-	46,802
Trading liabilities and other financial instruments at fair value through profit or loss	-	2,685	1,782	5,746	2,570	489	-	13,272
Derivative financial instruments	1,928	497	186	181	444	30	-	3,266
Deposits from customers	251,986	277,546	88,214	22,023	1,071	51	-	640,891
Certificates of deposit issued	-	483	1,576	411	1,465	-	-	3,935
Insurance contract liabilities	-	-	-	-	-	-	10,777	10,777
Other accounts and provisions (including deferred tax liabilities)	11,234	7,053	785	4,735	1,133	-	41	24,981
Total liabilities	317,890	314,488	93,102	33,833	6,683	570	10,818	777,384
Net liquidity gap	(217,705)	(240,468)	(3,337)	70,457	266,633	189,051	18,320	82,951

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 31 December 2005							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,704	–	–	–	–	–	–	30,704
Placements with banks and other financial institutions	–	78,251	40,145	7,466	–	–	–	125,862
Trading securities and other financial instruments at fair value through profit or loss								
– debt securities								
– certificates of deposit held	–	–	113	60	964	761	–	1,898
– others	–	140	1,320	2,001	7,502	7,172	–	18,135
– equity securities	–	–	–	–	–	–	332	332
Derivative financial instruments	3,706	1,068	227	54	98	31	–	5,184
Hong Kong SAR Government certificates of indebtedness	32,630	–	–	–	–	–	–	32,630
Advances and other accounts								
– advances to customers	25,368	6,710	16,133	31,534	132,520	118,015	2,029	332,309
– trade bills	101	1,125	1,460	353	–	–	–	3,039
– advances to banks and other financial institutions	102	164	267	376	2,146	–	–	3,055
Available-for-sale securities								
– debt securities								
– certificates of deposit held	–	101	200	356	3,521	–	–	4,178
– others	–	1,609	2,598	1,673	23,680	18,449	–	48,009
– equity securities	–	–	–	–	–	–	56	56
Held-to-maturity securities								
– debt securities								
– certificates of deposit held	–	884	3,846	4,430	5,117	202	–	14,479
– others	–	1,005	6,088	27,278	111,417	18,254	–	164,042
Loans and receivables	–	3,466	3,351	6,263	–	–	–	13,080
Interests in associates	–	–	–	–	–	–	61	61
Properties, plant and equipment	–	–	–	–	–	–	18,491	18,491
Investment properties	–	–	–	–	–	–	7,626	7,626
Other assets (including deferred tax assets)	6,014	1,389	–	239	111	–	79	7,832
Total assets	98,625	95,912	75,748	82,083	287,076	162,884	28,674	831,002

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 31 December 2005							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,630	–	–	–	–	–	–	32,630
Deposits and balances of banks and other financial institutions	21,112	15,479	1,049	3,015	–	–	–	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	–	641	1,411	1,750	3,560	562	–	7,924
Derivative financial instruments	1,767	1,261	146	239	616	164	–	4,193
Deposits from customers	247,534	229,779	131,900	21,939	1,506	–	–	632,658
Certificates of deposit issued	–	–	–	2,336	1,629	–	–	3,965
Insurance contract liabilities	–	–	–	–	–	–	7,968	7,968
Other accounts and provisions (including deferred tax liabilities)	12,034	1,602	1,034	3,971	205	1	449	19,296
Total liabilities	315,077	248,762	135,540	33,250	7,516	727	8,417	749,289
Net liquidity gap	(216,452)	(152,850)	(59,792)	48,833	279,560	162,157	20,257	81,713

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

4. Net interest income

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**3,607**	1,411
Advances to customers	**9,156**	5,034
Listed investments	**1,344**	966
Unlisted investments	**5,078**	2,493
Others	**218**	293
	19,403	10,197
Interest expense		
Due to banks, customers and other financial institutions	**(11,365)**	(3,878)
Debt securities in issue	**(60)**	(55)
Others	**(405)**	(263)
	(11,830)	(4,196)
Net interest income	**7,573**	6,001

Included within interest income is HK$51 million (first half of 2005: HK$57 million) of interest with respect to income recognised on advances classified as impaired for the first half of 2006.

5. Net fees and commission income

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Fees and commission income		
Securities brokerage	**673**	404
Credit cards	**375**	372
Bills commissions	**259**	258
Payment services	**200**	179
Asset management	**167**	104
Loan commissions	**116**	124
Insurance	**72**	131
Trust services	**54**	49
Guarantees	**25**	21
Others		
– safe deposit box	**94**	85
– currency exchange	**51**	29
– RMB business	**36**	17
– low deposit balance accounts	**22**	23
– information search	**22**	22
– BOC cards	**15**	16
– correspondent banking	**15**	9
– postage and telegrams	**14**	12
– dormant accounts	**12**	12
– agency services	**8**	6
– sundries	**122**	90
	2,352	1,963
Fees and commission expenses	**(591)**	(510)
Net fees and commission income	**1,761**	1,453

6. Net trading income

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Net gain/(loss) from:		
– foreign exchange and foreign exchange products	**758**	596
– interest rate instruments	**(114)**	84
– equity instruments	**(96)**	2
– commodities	**58**	17
	606	699

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

7. Net (loss)/gain on investments in securities

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Net loss from early redemption of held-to-maturity securities	**(1)**	(3)
Net (loss)/gain from disposal of available-for-sale securities	**(7)**	21
	(8)	18

8. Net insurance premium income

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Gross written premiums	**3,478**	1,775
Movement in unearned premiums	**–**	–
Gross earned premiums	**3,478**	1,775
Less: Gross written premiums ceded to reinsurers	**(2)**	(1)
Reinsurers' share of movement in unearned premiums	**–**	–
Reinsurers' share of gross earned premiums	**(2)**	(1)
Net insurance premium income	**3,476**	1,774

9. Other operating income

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Dividend income from investments in securities		
– unlisted investments	**15**	13
Gross rental income from investment properties	**97**	94
Less: Outgoings in respect of investment properties	**(28)**	(27)
Reversal of impairment losses on interests in associates	**–**	4
Others	**85**	42
	169	126

Included in the "Outgoings in respect of investment properties" were HK$7 million (first half of 2005: HK$9 million) of direct operating expenses related to investment properties that were not let during the period.

10. Net insurance benefits and claims

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Claims, benefits and surrenders paid	**193**	672
Movement in liabilities	**2,868**	1,088
Gross claims, benefits and surrenders paid and movement in liabilities	**3,061**	1,760
Less: Reinsurers' share of claims, benefits and surrenders paid	**(1)**	–
Reinsurers' share of movement in liabilities	**–**	–
Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(1)**	–
Net insurance claims, benefits and surrenders paid and movement in liabilities	**3,060**	1,760

11. Reversal of loan impairment allowances on advances

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Net reversal of loan impairment allowances on advances		
– Individually assessed	**409**	600
– Collectively assessed	**233**	835
	642	1,435
Of which		
– new allowances	**(368)**	(796)
– releases	**318**	1,123
– recoveries	**692**	1,108
Net credit to income statement	**642**	1,435

12. Operating expenses

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**1,682**	1,544
– termination benefit	**7**	1
– pension cost	**134**	122
	1,823	1,667
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**149**	120
– information technology	**124**	108
– others	**101**	92
	374	320
Depreciation	**323**	287
Auditors' remuneration		
– audit services	**4**	4
– non-audit services	**5**	3
Other operating expenses	**442**	412
	2,971	2,693

13. Net loss from disposal/revaluation of properties, plant and equipment

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Net gain/(loss) on disposal of properties	**4**	(2)
Net loss on disposal of other fixed assets	**(5)**	(7)
Net loss on revaluation of properties	**(4)**	–
Impairment losses on other fixed assets	**(4)**	–
	(9)	(9)

14. Net gain from disposal of/fair value adjustments on investment properties

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Net gain on disposal of investment properties	**17**	9
Net gain on fair value adjustments on investment properties	**477**	918
	494	927

15. Taxation

Taxation in the income statement represents:

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Hong Kong profits tax		
– current year taxation	**1,275**	1,032
– under-provision in prior years	**3**	–
Deferred tax charge	**138**	283
Hong Kong profits tax	**1,416**	1,315
Overseas taxation	**28**	13
	1,444	1,328

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2006. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2006 at the rates of taxation prevailing in the countries in which the Group operates.

15. Taxation (continued)

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Profit before taxation	**8,673**	7,970
Calculated at a taxation rate of 17.5% (2005: 17.5%)	**1,518**	1,395
Effect of different taxation rates in other countries	**(4)**	(11)
Income not subject to taxation	**(177)**	(398)
Expenses not deductible for taxation purposes	**103**	334
Tax losses not recognised	**1**	8
Under-provision in prior years	**3**	–
Taxation charge	**1,444**	1,328
Effective tax rate	**16.6%**	16.7%

16. Dividends

	Half-year ended 30 June 2006		Half-year ended 30 June 2005	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.401**	**4,240**	0.328	3,468

At a meeting held on 29 August 2006, the Board declared an interim dividend of HK$0.401 per ordinary share for the first half of 2006 amounting to approximately HK$4,240 million. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

17. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2006 of approximately HK$7,093 million (first half of 2005: HK$6,546 million) and on the ordinary shares in issue of 10,572,780,266 shares (2005: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2006 (first half of 2005: Nil).

18. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2006 amounted to approximately HK$119 million (first half of 2005: approximately HK$112 million), after a deduction of forfeited contributions of approximately HK$9 million (first half of 2005: approximately HK$12 million). For the MPF Scheme, the Group contributed approximately HK$10 million and HK$7 million for the first half of 2006 and 2005 respectively.

19. Share option schemes

(a) Share Option Scheme and Sharesave Plan

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2006.

19. Share option schemes (continued)

(b) *Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options grants to employees on or before 7 November 2002.

Details of the share options outstanding as at 30 June 2006 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2006	**8,459,100**	**8,302,650**	**1,446,000**	**18,207,750**	**8.5**
Less: Share options exercised during the period	**-**	**(1,994,050)**	**-**	**(1,994,050)**	**8.5**
At 30 June 2006	**8,459,100**	**6,308,600**	**1,446,000**	**16,213,700**	**8.5**
Exercisable at 30 June 2006	**6,253,950**	**3,077,550**	**1,084,500**	**10,416,000**	**8.5**
At 1 January 2005	8,459,100	10,532,700	1,446,000	20,437,800	8.5
Less: Share options exercised during the period	-	(583,700)	-	(583,700)	8.5
At 30 June 2005 and at 1 July 2005	8,459,100	9,949,000	1,446,000	19,854,100	8.5
Less: Share options exercised during the period	-	(1,537,850)	-	(1,537,850)	8.5
Less: Share options lapsed during the period	-	(108,500)	-	(108,500)	8.5
At 31 December 2005	8,459,100	8,302,650	1,446,000	18,207,750	8.5
Exercisable at 31 December 2005	6,253,950	5,071,600	1,084,500	12,410,050	8.5

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the period, the weighted average share price during the period was HK$15.88 (31 December 2005: HK$15.01).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

20. Cash and balances with banks and other financial institutions

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Cash	**2,746**	3,032
Balances with banks and other financial institutions	**26,283**	27,672
	29,029	30,704

21. Placements with banks and other financial institutions

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Placements with banks and other financial institutions maturing within one month	**51,362**	78,251
Placements with banks and other financial institutions maturing between one and twelve months	**55,993**	47,611
	107,355	125,862

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Cash and balances with banks and other financial institutions (Note 20)	**29,029**	30,704
Placements with banks and other financial institutions maturing within one month	**51,362**	78,251
Treasury bills	**10,111**	6,821
Cash and short-term funds	**90,502**	115,776

22. Trading securities and other financial instruments at fair value through profit or loss

	Trading securities		Other financial instruments at fair value through profit or loss		Total	
	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m	**At 30 June 2006 HK$'m**	At 31 December 2005 HK$'m	**At 30 June 2006 HK$'m**	At 31 December 2005 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**252**	409	**929**	775	**1,181**	1,184
– Listed outside Hong Kong	**3,997**	4,181	**1,308**	1,939	**5,305**	6,120
	4,249	4,590	**2,237**	2,714	**6,486**	7,304
– Unlisted	**6,760**	4,569	**9,910**	8,160	**16,670**	12,729
	11,009	9,159	**12,147**	10,874	**23,156**	20,033
Equity securities						
– Listed in Hong Kong	**23**	18	**174**	311	**197**	329
– Unlisted	**–**	–	**347**	3	**347**	3
	23	18	**521**	314	**544**	332
Total	**11,032**	9,177	**12,668**	11,188	**23,700**	20,365

Trading securities and other financial instruments at fair value through profit or loss are analysed by issuers as follows:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Central governments and central banks	**4,008**	2,525
Public sector entities	**2,258**	2,288
Banks and other financial institutions	**15,215**	13,118
Corporate entities	**2,219**	2,434
	23,700	20,365

22. Trading securities and other financial instruments at fair value through profit or loss (continued)

Trading securities and other financial instruments at fair value through profit or loss are classified as follows in:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Treasury bills	**3,323**	1,550
Certificates of deposit held	**2,387**	1,898
Other trading securities and financial instruments at fair value through profit or loss	**17,990**	16,917
	23,700	20,365

23. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

23. Derivative financial instruments (continued)

The following is a summary of the contract/notional amounts of each significant type of derivative financial instruments:

	At 30 June 2006			At 31 December 2005		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot and forward	**142,897**	**–**	**142,897**	113,672	–	113,672
Swaps	**179,901**	**–**	**179,901**	177,871	–	177,871
Foreign currency option contracts						
– Options purchased	**1,125**	**–**	**1,125**	2,227	–	2,227
– Options written	**2,565**	**–**	**2,565**	1,315	–	1,315
	326,488	**–**	**326,488**	295,085	–	295,085
Interest rate contracts						
Futures	**109**	**–**	**109**	194	–	194
Swaps	**32,523**	**231**	**32,754**	29,310	194	29,504
Interest rate option contracts						
– Swaptions written	**803**	**–**	**803**	1,153	–	1,153
Other contracts						
– Bond options written	**854**	**–**	**854**	465	–	465
	34,289	**231**	**34,520**	31,122	194	31,316
Bullion contracts	**6,854**	**–**	**6,854**	17,808	–	17,808
Equity contracts	**694**	**–**	**694**	567	–	567
Total	**368,325**	**231**	**368,556**	344,582	194	344,776

Note: All derivatives held for hedging are designated as fair value hedges.

23. Derivative financial instruments (continued)

The following table summarises the fair values of each class of derivative financial instrument as at 30 June 2006 and 31 December 2005:

	At 30 June 2006			At 31 December 2005		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Fair value assets						
Exchange rate contracts	**5,343**	**-**	**5,343**	4,167	-	4,167
Interest rate contracts	**257**	**13**	**270**	138	3	141
Bullion contracts	**212**	**-**	**212**	873	-	873
Equity contracts	**4**	**-**	**4**	3	-	3
	5,816	**13**	**5,829**	5,181	3	5,184
Fair value liabilities						
Exchange rate contracts	**2,332**	**-**	**2,332**	2,329	-	2,329
Interest rate contracts	**619**	**3**	**622**	1,028	1	1,029
Bullion contracts	**310**	**-**	**310**	833	-	833
Equity contracts	**2**	**-**	**2**	2	-	2
	3,263	**3**	**3,266**	4,192	1	4,193

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

	At 30 June 2006	At 31 December 2005	**At 30 June 2006**	At 31 December 2005
	Credit risk weighted amount		**Replacement cost**	
	HK$'m	HK$'m	**HK$'m**	HK$'m
Exchange rate contracts	**469**	415	**392**	246
Interest rate contracts	**67**	49	**180**	85
Bullion contracts	**19**	11	**212**	873
Equity contracts	**12**	9	**4**	3
	567	484	**788**	1,207

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

23. Derivative financial instruments (continued)

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates and is calculated in accordance with the guidelines issued by the HKMA. Accrued interest has been excluded in the calculation.

The Group undertakes approximately 66% of its transactions in derivative financial instruments contracts with other financial institutions.

24. Advances and other accounts

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Corporate loans and advances	**210,215**	205,705
Personal loans and advances	**122,993**	128,318
Advances to customers	**333,208**	334,023
Loan impairment allowances		
– Individually assessed	**(1,059)**	(983)
– Collectively assessed	**(502)**	(731)
	331,647	332,309
Trade bills	**2,695**	3,039
Advances to banks and other financial institutions	**3,371**	3,055
Total	**337,713**	338,403

As at 30 June 2006, advances to customers include accrued interest on gross advances of HK$1,198 million (31 December 2005: HK$1,204 million).

Impaired advances to customers are analysed as follows:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Gross impaired advances to customers (Note)	**3,617**	4,263
Loan impairment allowances made in respect of such advances	**1,194**	1,269
Gross impaired advances to customers as a percentage of gross advances to customers	**1.09%**	1.28%

The above loan impairment allowances were made after taking into account the value of collateral in respect of such advances.

24. Advances and other accounts (continued)

As at 30 June 2006 and 31 December 2005, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

Note:

Impaired advances to customers are those individual advances where full repayment of principal and/or interest is considered unlikely and are classified as such when such a situation becomes apparent. Accordingly, impaired advances represented advances, which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality.

25. Available-for-sale securities

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Debt securities		
– Listed in Hong Kong	**4,392**	3,540
– Listed outside Hong Kong	**12,778**	8,361
	17,170	11,901
– Unlisted	**80,693**	40,286
	97,863	52,187
Equity securities		
– Listed outside Hong Kong	**3**	6
– Unlisted	**50**	50
	53	56
Total	**97,916**	52,243
Available-for-sale securities are analysed by issuers as follows:		
Central governments and central banks	**12,754**	9,130
Public sector entities	**5,001**	4,506
Banks and other financial institutions	**33,246**	22,876
Corporate entities	**46,915**	15,731
	97,916	52,243
Available-for-sale securities are classified as follows in:		
Treasury bills	**6,688**	5,271
Certificates of deposit held	**8,105**	4,178
Other available-for-sale securities	**83,123**	42,794
	97,916	52,243

26. Held-to-maturity securities

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Listed, at amortised cost		
– in Hong Kong	**3,956**	4,281
– outside Hong Kong	**26,537**	29,889
	30,493	34,170
Unlisted, at amortised cost	**134,023**	144,351
Total	**164,516**	178,521
Market value of listed securities	**29,663**	33,637
Held-to-maturity securities are analysed by issuers as follows:		
Central governments and central banks	**1,981**	2,740
Public sector entities	**27,534**	30,741
Banks and other financial institutions	**111,110**	118,851
Corporate entities	**23,891**	26,189
	164,516	178,521
Held-to-maturity securities are classified as follows in:		
Treasury bills	**100**	–
Certificates of deposit held	**10,746**	14,479
Other held-to-maturity securities	**153,670**	164,042
	164,516	178,521

27. Loans and receivables

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Unlisted, at amortised cost	**24,847**	13,080
Loans and receivables are analysed by issuers as follows:		
Public sector entities	**–**	100
Banks and other financial institutions	**24,847**	12,980
	24,847	13,080

28. Trading liabilities and other financial instruments at fair value through profit or loss

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Structured deposits (Note 29)	**10,103**	6,373
Short positions in Exchange Fund Bills (Note 30)	**3,169**	1,551
Per consolidated balance sheet	**13,272**	7,924
Certificates of deposit issued – at fair value through profit or loss (per consolidated balance sheet)	**3,800**	3,829
	17,072	11,753

The Group designated on initial recognition HK$13,903 million (31 December 2005: HK$10,202 million) of financial liabilities at fair value through profit or loss. The amount of change in their fair values is attributable to changes in a benchmark interest rate. The difference between the carrying amount and the amount that the Group would be contractually required to pay at maturity to the holders of these financial liabilities is HK$170 million (31 December 2005: HK$140 million).

29. Deposits from customers

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**640,891**	632,658
Structured deposits reported as trading liabilities and other financial instruments at fair value through profit or loss (Note 28)	**10,103**	6,373
	650,994	639,031
Analysed by:		
Demand deposits and current accounts		
– corporate customers	**23,153**	23,854
– individual customers	**5,282**	5,094
	28,435	28,948
Savings deposits		
– corporate customers	**61,304**	60,975
– individual customers	**162,664**	155,565
	223,968	216,540
Time, call and notice deposits		
– corporate customers	**99,196**	102,666
– individual customers	**299,395**	290,877
	398,591	393,543
	650,994	639,031

30. Assets pledged as security

As at 30 June 2006, liabilities of the Group amounting to HK$3,169 million (31 December 2005: HK$1,551 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$3,012 million (31 December 2005: HK$473 million) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$7,164 million (31 December 2005: HK$3,702 million) included in "Trading securities" and "Available-for-sale securities".

31. Insurance contract liabilities

	2006		
	Gross HK$'m	**Reinsurance HK$'m**	**Net HK$'m**
At 1 January 2006	**7,969**	–	**7,969**
Benefits paid	**(163)**	–	**(163)**
Claims incurred and movement in liabilities	**2,971**	–	**2,971**
At 30 June 2006	**10,777**	–	**10,777**

	2005		
	Gross HK$'m	Reinsurance HK$'m	Net HK$'m
At 1 January 2005	5,139	–	5,139
Benefits paid	(459)	–	(459)
Claims incurred and movement in liabilities	3,288	–	3,288
At 31 December 2005	7,968	–	7,968

32. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2006 and the year ended 31 December 2005 are as follows:

	2006					
	Accelerated tax depreciation HK$'m	**Asset revaluation HK$'m**	**Losses HK$'m**	**Provisions HK$'m**	**Other temporary differences HK$'m**	**Total HK$'m**
At 1 January 2006	**357**	**2,941**	**(72)**	**(127)**	**(112)**	**2,987**
Charged/(credited) to income statement	**28**	**64**	**6**	**43**	**(3)**	**138**
Charged/(credited) to equity	**-**	**150**	**-**	**-**	**(163)**	**(13)**
At 30 June 2006	**385**	**3,155**	**(66)**	**(84)**	**(278)**	**3,112**

	2005					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2005	315	2,215	(16)	(348)	(7)	2,159
Charged/(credited) to income statement	42	214	(56)	221	(62)	359
Charged/(credited) to equity	-	512	-	-	(43)	469
At 31 December 2005	357	2,941	(72)	(127)	(112)	2,987

32. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Deferred tax assets	**(65)**	(68)
Deferred tax liabilities	**3,177**	3,055
	3,112	2,987

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(199)**	(237)
Deferred tax liabilities to be settled after more than twelve months	**385**	357
	186	120

33. Other accounts and provisions

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Current taxation (Note)	**1,657**	889
Accruals and other payables	**20,147**	15,352
	21,804	16,241

Note:

Current taxation	**At 30 June 2006 HK$'m**	At 31 December 2005 HK$'m
Hong Kong profits tax	**1,629**	865
Overseas taxation	**28**	24
	1,657	889

34. Share capital

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

35. Reserves

The amounts of the Group's reserves and the movements therein for the current and prior periods are presented in the consolidated statement of changes in equity on pages 37 to 38 of the financial statements.

36. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash (outflow)/inflow before taxation:

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Operating profit	**8,188**	7,053
Dividend income from investments in securities	**(15)**	(13)
Depreciation	**323**	287
Net loss from early redemption of held-to-maturity securities	**1**	3
Net loss/(gain) from disposal of available-for-sales securities	**7**	(21)
Reversal of impairment losses on interest in associates	**–**	(4)
Reversal of loan impairment allowances on advances	**(642)**	(1,435)
Unwind of discount on impairment	**(51)**	–
Advances written off net of recoveries	**541**	469
Change in placements with banks and other financial institutions with original maturity over three months	**(16,205)**	43,186
Change in trading securities and other financial instruments at fair value through profit or loss	**(2,062)**	(5,854)
Change in derivative financial instruments	**(1,572)**	(1,563)
Change in advances and other accounts	**842**	(25,006)
Change in available-for-sale securities	**(47,529)**	(25,970)
Change in held-to-maturity securities	**14,237**	9,982
Change in loans and receivables	**(11,767)**	–
Change in other assets	**(976)**	692
Change in deposits and balances of banks and other financial institutions repayable over three months	**(2,126)**	1,855
Change in trading liabilities and other financial instruments at fair value through profit or loss	**5,348**	4,547
Change in deposits from customers	**8,233**	(3,711)
Change in certificates of deposit issued	**(30)**	(105)
Change in other accounts and provisions	**4,795**	3,781
Change in insurance contract liabilities	**2,809**	1,036
Exchange difference	**1**	–
Operating cash (outflow)/inflow before taxation	**(37,650)**	9,209

36. Notes to consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2006 HK$'m	At 30 June 2005 HK$'m
Cash and balances with banks and other financial institutions	**29,029**	28,285
Placements with banks and other financial institutions with original maturity within three months	**50,474**	68,304
Treasury bills with original maturity within three months	**4,081**	3,690
Certificates of deposit held with original maturity within three months	**952**	714
Deposits and balances of banks and other financial institutions with original maturity within three months	**(45,422)**	(33,137)
	39,114	67,856

37. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Direct credit substitutes	**1,110**	1,027
Transaction-related contingencies	**6,750**	5,982
Trade-related contingencies	**18,898**	18,936
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	**113,576**	105,983
– one year and over	**28,169**	29,754
	168,503	161,682
Credit risk weighted amount	**20,666**	21,415

The calculation basis of credit risk weighted amount has been set out in Note 23 to the financial statements.

38. Capital commitments

The Group has the following outstanding capital commitments not provided for in the financial statements:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Authorised and contracted for but not recorded	**214**	185
Authorised but not contracted for	**25**	16
	239	201

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

39. Operating lease commitments

(a) The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Land and buildings		
– not later than one year	**250**	204
– later than one year but not later than five years	**260**	192
– later than five years	**2**	2
	512	398
Computer equipment		
– not later than one year	**1**	1

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

39. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Land and buildings		
– not later than one year	**214**	151
– later than one year but not later than five years	**255**	162
	469	313

The Group leases its investment properties under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases includes contingent rentals.

40. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

With the merger of BOC Life in the first half of 2006, the Group's business became more diversified and one more business segment "Insurance" was added. As a result, information about six business segments is provided in segmental reporting. They are Retail Banking, Corporate Banking, Treasury, Investment Activities, Insurance and Unallocated.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly manages medium to large companies. Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. Investment Activities include the Group's holdings of premises, investment properties and interests in associates. Insurance segment mainly provides long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. The segment "Unallocated" refers to those items related to the Group as a whole but independent of the other five business segments.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. Regarding occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment fund flows are charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such flow is mainly made by reference to the corresponding money market rate.

40. Segmental reporting (continued)

	Half-year ended 30 June 2006								
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Insurance HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	3,812	1,981	2,076	(603)	208	99	7,573	-	7,573
Net fees and commission income/(expenses)	1,394	487	(9)	21	(108)	(18)	1,767	(6)	1,761
Net trading income/(expenses)	250	48	722	-	(415)	-	605	1	606
Net (loss)/gain on investments in securities	-	-	(11)	3	-	-	(8)	-	(8)
Net insurance premium income	-	-	-	-	3,478	-	3,478	(2)	3,476
Other operating income	26	-	17	353	3	348	747	(578)	169
Total operating income/(expenses)	5,482	2,516	2,795	(226)	3,166	429	14,162	(585)	13,577
Net insurance benefits and claims	-	-	-	-	(3,060)	-	(3,060)	-	(3,060)
Net operating income before loan impairment allowances	5,482	2,516	2,795	(226)	106	429	11,102	(585)	10,517
Reversal of loan impairment allowances on advances	38	604	-	-	-	-	642	-	642
Net operating income	5,520	3,120	2,795	(226)	106	429	11,744	(585)	11,159
Operating expenses	(2,326)	(675)	(189)	(227)	(27)	(112)	(3,556)	585	(2,971)
Operating profit/(loss)	3,194	2,445	2,606	(453)	79	317	8,188	-	8,188
Net loss from disposal/revaluation of properties, plant and equipment	(5)	-	-	(4)	-	-	(9)	-	(9)
Net gain from disposal of/fair value adjustment on investment properties	-	-	-	494	-	-	494	-	494
Profit before taxation	3,189	2,445	2,606	37	79	317	8,673	-	8,673
At 30 June 2006									
Assets									
Segment assets	156,708	212,688	455,588	26,878	12,234	625	864,721	(4,927)	859,794
Interests in associates	-	-	-	57	-	-	57	-	57
Unallocated corporate assets	-	-	-	-	-	484	484	-	484
	156,708	212,688	455,588	26,935	12,234	1,109	865,262	(4,927)	860,335
Liabilities									
Segment liabilities	539,684	131,392	95,407	191	11,176	-	777,850	(4,927)	772,923
Unallocated corporate liabilities	-	-	-	-	-	4,461	4,461	-	4,461
	539,684	131,392	95,407	191	11,176	4,461	782,311	(4,927)	777,384
Half-year ended 30 June 2006									
Other information									
Additions of properties, plant and equipment	-	-	-	288	-	-	288	-	288
Depreciation	89	28	14	171	1	20	323	-	323
Amortisation of securities	-	-	856	-	-	-	856	-	856

40. Segmental reporting (continued)

	Half-year ended 30 June 2005								
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Insurance HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	3,650	1,777	568	(149)	141	14	6,001	-	6,001
Net fees and commission income/(expenses)	980	482	(10)	80	(44)	(16)	1,472	(19)	1,453
Net trading income/(expenses)	244	21	483	(2)	(45)	-	701	(2)	699
Net gain on investments in securities	-	-	18	-	-	-	18	-	18
Net insurance premium income	-	-	-	-	1,775	-	1,775	(1)	1,774
Other operating (expenses)/income	(22)	2	-	321	3	275	579	(453)	126
Total operating income/(expenses)	4,352	2,282	1,059	250	1,830	273	10,546	(475)	10,071
Net insurance benefits and claims	-	-	-	-	(1,760)	-	(1,760)	-	(1,760)
Net operating income before loan impairment allowances	4,852	2,282	1,059	250	70	273	8,786	(475)	8,311
Reversal of loan impairment allowances on advances	85	1,350	-	-	-	-	1,435	-	1,435
Net operating income	4,937	3,632	1,059	250	70	273	10,221	(475)	9,746
Operating expenses	(2,142)	(601)	(92)	(233)	(23)	(77)	(3,168)	475	(2,693)
Operating profit	2,795	3,031	967	17	47	196	7,053	-	7,053
Net loss from disposal/revaluation of properties, plant and equipment	-	-	-	(9)	-	-	(9)	-	(9)
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	927	-	-	927	-	927
Share of profits less losses of associates	-	-	-	(1)	-	-	(1)	-	(1)
Profit before taxation	2,795	3,031	967	934	47	196	7,970	-	7,970
At 31 December 2005									
Assets									
Segment assets	158,844	211,834	426,791	24,902	9,343	662	832,376	(1,609)	830,767
Interests in associates	-	-	-	61	-	-	61	-	61
Unallocated corporate assets	-	-	-	-	-	174	174	-	174
	158,844	211,834	426,791	24,963	9,343	836	832,611	(1,609)	831,002
Liabilities									
Segment liabilities	554,244	101,719	82,381	647	8,365	-	747,356	(1,609)	745,747
Unallocated corporate liabilities	-	-	-	-	-	3,542	3,542	-	3,542
	554,244	101,719	82,381	647	8,365	3,542	750,898	(1,609)	749,289
Half-year ended 30 June 2005									
Other information									
Additions of properties, plant and equipment	-	-	-	165	-	-	165	-	165
Depreciation	73	16	22	172	1	3	287	-	287

41. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

Transactions with related parties, which the Group entered into during the period are summarised as follows:

(a) *Sale of certain assets to related parties*

Sale of properties

In June 2006, BOC Life completed the disposal of BOCG Insurance Tower, for consideration of HK$255 million, to BOC Insurance. Following the disposal, BOC Life leased back part of the subject property from BOC Insurance at a monthly rental of HK$420,000 to continue the operation of its business.

Sale of an associate

In March 2006, BOCHK completed the disposal of a 40% equity interest in Charleston Investments Company Limited to BOC Group Investment Limited at a total consideration of HK$2 million.

Sale of investment security

In March 2006, BOCHK completed the disposal of a 10% equity interest in Yithan Company Limited to BOC Group Investment Limited at a total consideration of HK$8 million.

(b) *Purchase of a subsidiary from a related party*

In June 2006, the Company acquired a 51% equity interest in BOC Life from BOC Insurance at a total consideration of HK$900 million. The principal business of BOC Life is the provision of life insurance policies to customers in Hong Kong.

(c) *Advances to third parties guaranteed by BOC group companies*

As at 30 June 2006, BOC, the intermediate holding company, and its subsidiaries provided guarantees for loans in favour of the Group amounting to HK$3,982 million (31 December 2005: HK$3,255 million) to certain third parties. BOC and its subsidiaries held equity interests of not more than 20% in these third parties.

41. Significant related party transactions (continued)

(d) Summary of transactions entered into during the ordinary course of business with BOC group companies

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

	Half-year ended 30 June 2006			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	325	–	10
Interest expense	(ii)	(327)	(2)	(113)
Insurance premium paid (net)	(iii)	–	–	(4)
Administrative services fees received/receivable	(iv)	17	–	10
Rental fees received/receivable	(iv)	–	–	8
Credit card commission paid/payable (net)	(v)	(46)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(64)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(39)
Funds selling commission received	(vi)	–	–	22
Correspondent banking fee received	(vii)	5	–	–
Net trading gains/(losses)		73	–	(2)

41. Significant related party transactions (continued)

(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		Half-year ended 30 June 2005		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	144	–	2
Interest expense	(ii)	(170)	(1)	(33)
Insurance commission received (net)	(iii)	–	–	6
Administrative services fees received/receivable	(iv)	2	–	2
Rental fees received/receivable	(iv)	–	–	7
Credit card commission paid/payable (net)	(v)	(34)	–	–
Securities brokerage commission paid/payable (net)	(v)	–	–	(41)
Rental, property management and letting agency fees paid/payable	(v)	(1)	–	(38)
Funds selling commission received	(vi)	–	–	26
Correspondent banking fee received	(vii)	5	–	–
Net trading losses		(61)	–	(4)

41. Significant related party transactions (continued)

(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	At 30 June 2006			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	**5,115**	**–**	**6**
Placements with banks and other financial institutions	(i)	**9,773**	**–**	**2**
Derivative financial instruments assets	(viii)	**29**	**–**	**–**
Advances and other accounts	(i)	**42**	**–**	**–**
Other assets	(ix)	**90**	**–**	**1,912**
Deposits and balances of banks and other financial institutions	(ii)	**21,791**	**–**	**1,096**
Deposits from customers	(ii)	**52**	**74**	**5,360**
Derivative financial instruments liabilities	(viii)	**24**	**–**	**1**
Other accounts and provisions	(ix)	**46**	**–**	**1,160**

41. Significant related party transactions (continued)

(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	At 31 December 2005			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	4,851	–	19
Placements with banks and other financial institutions	(i)	12,328	–	–
Derivative financial instruments assets	(viii)	4	–	2
Advances and other accounts	(i)	20	–	–
Other assets	(ix)	33	–	574
Deposits and balances of banks and other financial institutions	(ii)	19,596	–	857
Deposits from customers	(ii)	97	91	4,158
Derivative financial instruments liabilities	(viii)	78	–	–
Other accounts and provisions	(ix)	55	–	978

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC and its subsidiaries and associates including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from the immediate holding company, intermediate holding companies and subsidiaries and associates of BOC at the relevant market rates at the time of the transactions.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from a subsidiary of BOC at the relevant market rates at the time of the transactions.

41. Significant related party transactions (continued)

(d) *Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

Notes: (continued)

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to the intermediate holding companies and subsidiaries of BOC mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from the subsidiaries of BOC at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC and its subsidiaries. The Group also pays rental fees to subsidiaries of BOC. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a subsidiary of BOC to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC and its subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$32,185 million as at 30 June 2006 whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$29 million and HK$25 million respectively as at that date. These transactions are executed at the relevant market rates at the time of the transactions.

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to intermediate holding companies and subsidiaries of BOC. The amounts mainly represent the accounts receivables from and payables to a subsidiary of BOC in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

41. Significant related party transactions (continued)

(e) *Contingent liabilities and commitments*

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms. As at 30 June 2006, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$1,243 million (31 December 2005: HK$1,143 million).

(f) *Key management personnel*

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Senior Management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2006 and 2005 is detailed as follows:

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Salaries and other short-term employee benefits	**21**	13
Post-employment benefits	**–**	1
	21	14

(g) *Transactions with Ministry of Finance and The People's Bank of China*

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the period/year end, and the related income and expense for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**5**	–

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**–**	–
Outstanding balance at end of the period/year	**190**	–

41. Significant related party transactions (continued)

(g) Transactions with Ministry of Finance and The People's Bank of China (continued)

(ii) Treasury bonds

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**52**	67

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**2,630**	2,523
Outstanding balance at end of the period/year	**1,798**	2,630

(iii) Due from banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**112**	75

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**21,846**	11,648
Outstanding balance at end of the period/year	**22,498**	21,846

41. Significant related party transactions (continued)

(g) Transactions with Ministry of Finance and The People's Bank of China (continued)

(iv) Due to banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest expense	–	(5)

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	–	–
Outstanding balance at end of the period/year	–	–

(h) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances and enter into any transactions with Central SAFE for the six months ended 30 June 2006 and 2005 respectively.

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the period/year end, and the related income and expense for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	–	–

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**11**	–
Outstanding balance at end of the period/year	–	11

41. Significant related party transactions (continued)

(h) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(ii) Investment securities

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**38**	20

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**2,043**	1,743
Outstanding balance at end of the period/year	**1,701**	2,043

(iii) Trading securities and other financial instruments at fair value through profit or loss

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**–**	–

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**19**	–
Outstanding balance at end of the period/year	**18**	19

41. Significant related party transactions (continued)

(h) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**9**	12

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**1,034**	2,115
Outstanding balance at end of the period/year	**325**	1,034

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest expense	**–**	–

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**15**	14
Outstanding balance at end of the period/year	**16**	15

41. Significant related party transactions (continued)

(i) *Transactions with other state-controlled entities*

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. Accordingly, the Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the period and therefore are not disclosed below. Details of other transactions are set forth below:

The Group enters into banking transactions with other state-controlled entities in the ordinary course of business. These include loans, deposits, investment securities, money market transactions and off-balance sheet exposures. The outstanding balances and related provisions at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**943**	492
Reversal of individually assessed loan impairment allowances	**47**	20

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**41,543**	31,870
Outstanding balance at end of the period/year	**36,800**	41,543
Less: individually assessed loan impairment allowances	**(375)**	(469)
	36,425	41,074

41. Significant related party transactions (continued)

(i) Transactions with other state-controlled entities (continued)

(ii) Investment securities

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**179**	190

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**6,977**	6,086
Outstanding balance at end of the period/year	**7,931**	6,977

Investment securities include held-to-maturity securities and available-for-sale securities.

(iii) Trading securities and other financial instruments at fair value through profit or loss

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**9**	13

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**738**	117
Outstanding balance at end of the period/year	**540**	738

41. Significant related party transactions (continued)

(i) Transactions with other state-controlled entities (continued)

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest income	**129**	43

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**4,839**	4,418
Outstanding balance at end of the period/year	**5,821**	4,839

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest expense	**(83)**	(46)

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**6,434**	7,463
Outstanding balance at end of the period/year	**6,457**	6,434

41. Significant related party transactions (continued)

(i) Transactions with other state-controlled entities (continued)

(vi) Deposits from customers

	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m
Interest expense	**(761)**	(296)

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Outstanding balance at beginning of the period/year	**44,652**	39,161
Outstanding balance at end of the period/year	**36,692**	44,652

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
(vii) Contingent liabilities and commitments (including guarantees)	**26,819**	26,852

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
(viii) Derivative transactions unsettled (notional amount)	**513**	4,020

42. Ultimate holding company

BOC was the Company's ultimate holding company before August 2004. Following the reorganisation of BOC in August 2004, Central SAFE (previously known as China SAFE Investments Ltd) holds controlling equity capital of BOC on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State has become the ultimate holding company of the Company whilst BOC has become the Company's intermediate holding company.

43. Comparative amounts

In June 2006, the Group acquired a 51% shareholding of an entity under common control, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the period ended 30 June 2005 and 31 December 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been in existence as at those dates.

Certain comparative amounts have been reclassified to conform with the current period's presentation.

44. Statutory accounts

The information in the interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 23 March 2006.

1. Capital adequacy ratio

	At 30 June 2006	At 31 December 2005
Capital adequacy ratio	**14.61%**	15.37%
Adjusted capital adequacy ratio	**14.59%**	15.33%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2006 and 31 December 2005 and reported to the HKMA is analysed as follows:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**19,948**	16,096
Profit and loss account	**2,040**	4,065
Minority interests	**1,048**	1,009
	66,079	64,213
Supplementary capital:		
Reserves on revaluation of holding of securities not held for trading purposes	**(1,149)**	(311)
Collective loan impairment allowances	**502**	731
Regulatory reserve	**3,642**	3,571
Total capital base	**69,074**	68,204
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	**(319)**	(337)
Exposures to connected companies	**(593)**	(597)
Equity investments of 20% or more in non-subsidiary companies	**(50)**	(64)
Investments in the capital of other banks or other financial institutions	**(3)**	(6)
	(965)	(1,004)
Total capital base after deductions	**68,109**	67,200

3. Liquidity ratio

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
Average liquidity ratio	**50.30%**	39.15%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	At 30 June 2006							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Macau Pataca**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**268,814**	**3,825**	**12,524**	**22,222**	**192**	**26,448**	**15,812**	**349,837**
Spot liabilities	**(174,835)**	**(5,900)**	**(6,804)**	**(24,844)**	**(21)**	**(25,730)**	**(34,252)**	**(272,386)**
Forward purchases	**122,850**	**12,891**	**14,449**	**10,327**	**-**	**4**	**63,790**	**224,311**
Forward sales	**(210,123)**	**(10,853)**	**(20,290)**	**(7,758)**	**-**	**-**	**(45,542)**	**(294,566)**
Net options position	**1,686**	**(21)**	**(151)**	**(9)**	**-**	**-**	**2**	**1,507**
Net long/(short) position	**8,392**	**(58)**	**(272)**	**(62)**	**171**	**722**	**(190)**	**8,703**
Net structural position	**83**	**-**	**-**	**-**	**-**	**288**	**-**	**371**

	At 31 December 2005							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	240,430	2,835	12,011	21,345	198	24,955	13,448	315,222
Spot liabilities	(165,815)	(6,230)	(7,417)	(25,837)	(9)	(24,323)	(33,006)	(262,637)
Forward purchases	123,450	11,936	15,117	13,897	-	2	59,196	223,598
Forward sales	(194,998)	(8,545)	(19,794)	(9,452)	-	(7)	(39,668)	(272,464)
Net options position	836	-	4	91	-	-	(153)	778
Net long/(short) position	3,903	(4)	(79)	44	189	627	(183)	4,497
Net structural position	109	-	-	-	-	234	-	343

5. Segmental information

(a) *Sectoral analysis of gross advances to customers*

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	**19,922**	19,665
– Property investment	**54,042**	52,703
– Financial concerns	**12,141**	11,873
– Stockbrokers	**124**	167
– Wholesale and retail trade	**12,538**	13,258
– Manufacturing	**15,875**	13,710
– Transport and transport equipment	**11,660**	12,046
– Others	**26,998**	28,481
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**15,049**	15,983
– Loans for purchase of other residential properties	**94,450**	99,179
– Credit card advances	**4,540**	4,668
– Others	**8,258**	8,102
Total loans for use in Hong Kong	**275,597**	279,835
Trade finance	**15,809**	16,080
Loans for use outside Hong Kong	**41,802**	38,108
Gross advances to customers	**333,208**	334,023

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Hong Kong	**296,454**	300,465
Mainland China	**18,825**	17,743
Others	**17,929**	15,815
	333,208	334,023

(ii) Advances overdue for over three months

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Hong Kong	**2,469**	2,742
Mainland China	**41**	72
Others	**29**	31
	2,539	2,845

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2006				
Asia, other than Hong Kong				
– Mainland China	31,527	24,304	17,501	73,332
– Others	57,994	615	14,812	73,421
	89,521	24,919	32,313	146,753
North America				
– United States	6,745	30,900	61,900	99,545
– Others	8,999	278	33	9,310
	15,744	31,178	61,933	108,855
Western Europe				
– Germany	29,696	–	3,186	32,882
– Others	136,672	115	16,669	153,456
	166,368	115	19,855	186,338
Total	271,633	56,212	114,101	441,946

6. Cross-border claims (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2005				
Asia, other than Hong Kong				
– Mainland China	33,928	25,116	15,818	74,862
– Others	63,952	851	10,936	75,739
	97,880	25,967	26,754	150,601
North America				
– United States	8,775	29,856	36,241	74,872
– Others	12,372	296	19	12,687
	21,147	30,152	36,260	87,559
Western Europe				
– Germany	32,925	–	3,399	36,324
– Others	119,850	412	15,830	136,092
	152,775	412	19,229	172,416
Total	271,802	56,531	82,243	410,576

7. Overdue and rescheduled assets

(a) *Gross amount of overdue loans*

	At 30 June 2006		At 31 December 2005	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**312**	**0.09%**	329	0.10%
– one year or less but over six months	**228**	**0.07%**	595	0.18%
– over one year	**1,999**	**0.60%**	1,921	0.57%
Advances overdue for over three months	**2,539**	**0.76%**	2,845	0.85%

As at 30 June 2006 and 31 December 2005, there were no advances to banks and other financial institutions that were overdue for over three months.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

(b) *Rescheduled advances to customers*

	At 30 June 2006		At 31 December 2005	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**278**	**0.08%**	310	0.09%

7. Overdue and rescheduled assets (continued)

(b) Rescheduled advances to customers (continued)

As at 30 June 2006 and 31 December 2005, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

8. Repossessed assets held

	At 30 June 2006 HK$'m	At 31 December 2005 HK$'m
Estimated market value of repossessed assets held	**475**	431

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

1. Corporate information

Board of Directors

Chairman	XIAO Gang#
Vice Chairmen	SUN Changji# HE Guangbei
Directors	HUA Qingshan# LI Zaohang# ZHOU Zaiqun# ZHANG Yanling# FUNG Victor Kwok King* KOH Beng Seng* SHAN Weijian* TUNG Chee Chen* TUNG Savio Wai-Hok* YANG Linda Tsao*

Non-executive Directors

* Independent Non-executive Directors

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executive	LAM Yim Nam
Chief Financial Officer	LEE Raymond Wing Hung
Deputy Chief Executive	GAO Yingxin
Chief Risk Officer	CHEUNG Alex Yau Shing
Chief Information Officer	LIU Peter Yun Kwan
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	BBB+
Moody's Investors Service:	A2
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
Xinhua/FTSE China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Website

www.bochk.com

2. Dividend and closure of register of members

The Board declared an interim dividend of HK$0.401 per share (2005: HK$0.328), payable on Tuesday, 26 September 2006 to those persons registered as shareholders on Tuesday, 19 September 2006.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Thursday, 14 September 2006 to Tuesday, 19 September 2006 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on Wednesday, 13 September 2006. Shares of the Company will be traded ex-dividend as from Tuesday, 12 September 2006.

3. Substantial interests in share capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2006, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,964,141,034	(65.87%)
BOC	6,964,141,034	(65.87%)
BOCHKG	6,953,838,825	(65.77%)
BOC (BVI)	6,953,838,825	(65.77%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.

3. BOC (BVI) beneficially held 6,953,271,456 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up. Accordingly, for the purpose of the SFO, BOC (BVI) is deemed to have the same interests in the Company as Hua Chiao which had an interest in 567,369 shares of the Company.

4. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 5,700,000 shares of the Company.

5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 4,351,500 shares of the Company and an interest in 250,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 709 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2006, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2006 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2006	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2006
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	-	-	-	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	-	-	-	1,084,500
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Total:				8,820,600	8,459,100	-	-	-	8,459,100

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

Save as disclosed above, as at 30 June 2006, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Yang Linda Tsao, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has substantially complied with the recommended best practices set out in the CG Code throughout the period under review.

9. Compliance with the Codes for Securities Transactions by Directors

The Company has adopted a "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code sets out more stringent requirements than those contained in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions"

The interim report for the first half of 2006 fully complies with the requirements set out in the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

11. Compliance with HKAS 34

The interim report for the first half of 2006 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

12. Interim Report

The Interim Report is available in both English and Chinese. The Chinese version of the Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong. The Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com.

If you have any queries about how to obtain copies of the Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

13. Reconciliation between HKFRSs vs IFRS/PRC GAAP

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and PRC GAAP for which the Company and its subsidiaries will form part of the consolidated financial statements.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHK Group and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHK Group and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHK Group
100%
BOC (BVI)
approximately 66%
The Company

13. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and PRC GAAP respectively. Despite the fact that HKFRSs have been converged with IFRS, there is timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and PRC GAAP respectively for the periods presented.

The major differences between HKFRSs and IFRS / PRC GAAP, which arise from the difference in measurement basis in IFRS or PRC GAAP and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- loan loss allowance;
- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises and investment properties; and
- deferred taxation impact arising from the above different measurement basis.

(a) Loan loss allowance

Such adjustments were mainly due to the different approaches used to determine loan loss allowance under different accounting standards. Before 2005, the provisioning approach adopted by the Company mainly followed the guidelines issued by the HKMA. This approach was different from the requirements of IFRS and PRC GAAP under which impairment losses assessment is based on the estimated future cash flows of the loans or group of loans as of each balance sheet date.

Effective 1 January 2005, the provisioning approach adopted under HKFRSs and IFRS was aligned. Due to the difference in the timing of first adoption of HKFRSs and IFRS, impairment charges to the income statement under HKFRSs and IFRS for 2005 were different. The provisioning approach under IFRS and PRC GAAP is basically the same.

13. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

(b) Re-measurement of carrying value of treasury products

(i) Non-trading derivatives held for hedging purposes were not required to be marked to market under HK GAAP before 2005. Since 2005, their measurement have been aligned with IFRS and PRC GAAP with merely slight difference in profit and loss and net assets in 2005 mainly due to timing differences.

(ii) Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and remeasured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and PRC GAAP is basically the same.

(c) Restatement of carrying value of bank premises and investment properties

The Company has elected revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected cost convention for bank premises and revaluation basis for investment properties under IFRS; and cost convention for both bank premises and investment properties under PRC GAAP. Therefore, adjustments have been made to restate the carrying value of bank premises and investment properties as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and PRC GAAP.

(d) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

(e) Merger accounting adjustments

The Group has applied merger accounting to account for the purchase of the 51% equity interest in BOC Life on 1 June 2006, as if the business combination had occurred from the beginning of the relevant periods. Comparatives under HKFRSs were restated accordingly. For the purpose of segment reporting in respect of BOCHK Group in the financial statements of BOC under IFRS and PRC GAAP, comparatives were not restated.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and PRC GAAP will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years. The difference in the carrying value of investment properties will be eliminated next year after the convergence of PRC GAAP with HKFRSs.

13. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

Profit after tax/Net assets reconciliation

(i) HKFRSs Vs IFRS

	Profit after tax		Net assets	
	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m	**At 30 June 2006 HK$'m**	At 31 December 2005 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,229**	6,642	**82,951**	81,713
Add: IFRS adjustments				
Loan loss allowance	**–**	(172)	**–**	–
Re-measurement of carrying value of treasury products	**(84)**	(176)	**111**	70
Restatement of carrying value of bank premises	**96**	253	**(7,225)**	(6,248)
Deferred tax adjustments	**25**	64	**1,206**	1,027
Merger accounting adjustments	**–**	(47)	**–**	(980)
Other adjustments	**–**	68	**–**	–
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS	**7,266**	6,632	**77,043**	75,582

13. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

Profit after tax/Net assets reconciliation (continued)

(ii) HKFRSs Vs PRC GAAP

	Profit after tax		Net assets	
	Half-year ended 30 June 2006 HK$'m	Half-year ended 30 June 2005 HK$'m	**At 30 June 2006 HK$'m**	At 31 December 2005 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,229**	6,642	**82,951**	81,713
Add: PRC GAAP adjustments				
Loan loss allowance	**–**	(172)	**–**	–
Re-measurement of carrying value of treasury products	**(84)**	(176)	**108**	65
Restatement of carrying value of bank premises & investment properties	**(330)**	(741)	**(10,352)**	(8,949)
Deferred tax adjustments	**62**	180	**2,967**	2,920
Merger accounting adjustments	**–**	(47)	**–**	(980)
Other adjustments	**(26)**	101	**(97)**	(72)
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under PRC GAAP	**6,851**	5,787	**75,577**	74,697

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF
BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

Introduction
We have been instructed by BOC Hong Kong (Holdings) Limited and its subsidiaries ("the Group") to review the interim financial report set out on pages 35 to 95.

Respective responsibilities of directors and auditors
The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standards 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed
We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion
On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 29 August 2006

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ADR"	American Depositary Receipt
"ADS"	American Depositary Share
"ATM"	Automated Teller Machine
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34% respectively
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively

Terms	Meanings
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"CBS"	Corporate Banking Services
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC

Terms	Meanings
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"QDII"	Qualified Domestic Institutional Investor
"QFII"	Qualified Foreign Institutional Investor
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"SME(s)"	Small and medium-sized enterprise(s)
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"UK"	United Kingdom
"US" or "USA"	the United States of America
"VaR"	Value at Risk

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Dear Sir or Madam,
敬啟者：

Interim Report 2006
2006年中期業績報告

The Interim Report 2006 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Interim Report 2006 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司(「本公司」)2006年中期業績報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網頁(www.bochk.com)閱覽2006年中期業績報告(英文及中文版)。

If you have any queries about how to obtain copy of the Interim Report 2006 or how to access the documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得2006年中期業績報告或如何在本公司網頁上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Interim Report 2006 or if you have received the said document in the language you want.

倘 閣下已收到2006年中期業績報告的中、英文兩種版本或 閣下收到的2006年中期業績報告版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Interim Report 2006 but I would now like to receive its English version.
本人已收到2006年中期業績報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Interim Report 2006 but I would now like to receive its Chinese version.
本人已收到2006年中期業績報告的英文版，但現在希望收取其中文版。

Name (姓名) ______________________ Signature (簽名) ______________________ Date (日期) ______________________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar by using the aerogram overleaf.

注意： 閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen's Road East
Hong Kong

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

To: Those shareholders who have chosen to rely on corporate communication of the Company posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Company's website:

Dear Sir or Madam,

Interim Report 2006

The Interim Report 2006 is now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochk.com. You may access the document by clicking "Investor Relations" on the home page of the Company's website, then clicking "Interim Report – 2006" under "What's New" or under "Financial Reports".

If you have any difficulty in receiving or gaining access to the Interim Report 2006 posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the Interim Report 2006 to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notice should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries about how to obtain copy of the Interim Report 2006 or about how to access the document on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致：選擇了依賴在本公司網頁上刊載的公司通訊文件以代替該文件的印刷本，並以郵遞方式收取有關該文件已在本公司網頁上發表的通告的股東：

敬啟者：

2006年中期業績報告

閣下現在可在中銀香港(控股)有限公司(「本公司」)網頁www.bochk.com閱覽2006年中期業績報告英文及中文版。如要閱覽該文件，請在本公司網頁主頁按「投資者關係」一項，再在「最新消息」或「財務報告」項下的「中期業績報告－2006」上按一下。

倘 閣下因任何理由以致在收取或接收載於本公司網頁上的2006年中期業績報告上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送2006年中期業績報告的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

倘 閣下對於如何索取2006年中期業績報告或如何在本公司網頁上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司 謹啟